Form 20-F
period 2004-12-31
Zena Capital Corp
filed 2005-06-16
CIK 1295547

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2004 ENDED DECEMBER 31, 2004

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

SEC File No. 000-50829

ZENA CAPITAL CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

750 West Pender Street, #640, Vancouver, British Columbia, Canada  V6C 2T7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                              None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             5,000,833

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.          Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                 Item 17 xxx   Item 18 ___

Index to Exhibits on Page 51

ZENA CAPITAL CORP.

FISCAL 2004 ENDED December 31, 2004

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               9

Item 2.  Offer Statistics and Expected Timetable                             9

Item 3.  Key Information                                                     9

Item 4.  Information on the Company                                         17

Item 5.  Operating and Financial Review and Prospects                       23

Item 6.  Directors, Senior Management and Employees                         29

Item 7.  Major Shareholders and Related Party Transactions                  37

Item 8.  Financial Information                                              39

Item 9.  The Offer and Listing                                              40

Item 10. Additional Information                                             45

Item 11. Quantitative and Qualitative Disclosures About Market Risk         47

Item 12. Description of Securities Other Than Equity Securities             47

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     47

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds                              47

Item 15. Controls and Procedures                                            47

Item 16. Reserved                                                           49

Item 16A.  Audit Committee Financial Expert                                 49

Item 16B.  Code of Ethics                                                   49

Item 16C.  Principal Accountant Fees and Services                           49

Item 16D.  Exemptions from the Listing Standards for Audit Committees       49

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            49

PART III

Item 17. Financial Statements                                               50

Item 18. Financial Statements                                               50

Item 19. Exhibits                                                           51

Financial Statements                                                        52

Signature Page                                                              74

INTRODUCTION

Zena Capital Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Zena”, “we”, “our” and “us” refer to Zena Capital Corp. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement.  The Company’s principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company’s telephone number is 604-689-0188.

BUSINESS OF ZENA CAPITAL CORP.

Zena Capital Corp. (the “Company”) is a mineral exploration company.  Its main focus is on property acquisition and exploration/development.  The Company has earned a 30% option interest in the Industrial Minerals Project, an exploration/development property in southern British Columbia; additional property expenditures during 2005/2006 are expected to lead to 100% ownership.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

GLOSSARY

“adit”  A horizontal or nearly horizontal tunnel made for exploration or mining.

“alteration zones”  Portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means,

                    especially by the actions of hydrothermal solutions.

“anomalies”   Ddeviations from uniformity or regularity in geophysical or geochemical quantities.

“anomalous values”  Results of geophysical or geochemical testing which deviate from the expected or calculated value.

“anarchist”  A name of the group of rocks in the Rock Creek area.

“andesite”   A fine-grained intermediate volcanic rock composed of andesine and one or more mafic constituents.

“archean”    Rocks formed during the earliest part of Precambrian time,

             prior to 2,500 million years before present.

“argillite”  A type of rock that is composed of grains of minerals and rock.

“barite”     Sedimentary-hosted, stratiform or lens-shaped barite bodies,

             that may reach over ten meters in thickness and several

             kilometers in strike length.  Bariterich rocks (baritites) are commonly lateral distal equivalents of shale-hosted Pb-Zn

             (SEDEX) deposits.  Some barite deposits are not associated with shalehosted Zn-Pb deposits.  AGE OF MINERALIZATION: Deposits are hosted by rocks of Archean to Mesozoic ages but are most common in rocks of Phanerozoic, especially in the mid to late

             Paleozoic age.   HOST/ASSOCIATED ROCK TYPES: Major rock types

             hosting barite are carbonaceous and siliceous shales,

             siltstones, cherts, argillites, turbidites, sandstones,

             dolomites and limestones.   DEPOSIT FORM: Stratiform or

             lensshaped deposits are commonly meters thick, but their

             thickness may exceed 50 meters.  Their lateral extent may be over several square kilometers.

“batholith”  A large cohesive rock that has been intruded into the country rock as a rock melted and solidified.

“bedrock conductors”  portions of consolidated earth material that offers a low resistance to the passage of an electric current.

“breccia”   Rock composed of sharp-angled fragments embedded in a fine-

            grained matrix.

“chert”      A type of rock that consists of silica and is deposited on the sea floor.

“claims”     An area on the surface of the ground that is owned by the

             registered owner listed at the Department of Mineral Titles.

             The area is composed of one or more units.  A unit is 500

             meters by 500 meters.

“conglomerate”  A type of rock that contains small and large blocks of rock similar to boulders in a streambed.

“cut-off grade”  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of

                 reserves.

“deposit”  A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.

           Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal,

           technical, and economic factors are resolved.

“diamond drill holes”  A drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which

                       produces a continuous, in-situ record of the rock

                       mass intersected in the form of solid cylinders of

                       rock which are referred to as core.

“differentiated”  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

“drive”  A mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

“dyke”   An igneous mass injected into a fissure in rock.

“electromagnetic”  Of, produced by or having to do with magnetic fields associated with currents artificially or naturally

                   maintained in the sub-surface of the earth.

“fault”         An area where the ground has broken and the two sides have moved during an earthquake.

“feasibility study”  A definitive engineering estimate of all costs,

                     revenues, equipment requirements, and production levels

                     likely to be achieved if a mine is developed.  The

                     study is used to define the economic viability of a

                     project and to support the search for project financing

“geochemistry”  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting

                mineralization.

“geo-chemical sampling”  A mineral exploration method whereby samples of soil, stream sediments, rocks, et.al. are collected

                         in a systematic way and analyzed for a suite of

                         elements.

“geological resources”  Mineralized material which in total does not constitute ore, but which may contain one or more

                        zones of ore.  Geological resources are categorized

                        as inferred, indicated and measured according to the

                        degree of certainty with which their grade and

                        tonnage are known.  A geological resource is

                        sometimes referred to as a "mineral resource".

“geophysical”  relating to the physical properties, e.g. magnetic, seismic,

               et.al. of the earth and rock materials.

“grade”  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

“granodiorite”  A type of intrusive rock.

“graphite”      A mineral composed of carbon.

“grid”  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

“ground magnetic survey”  a mineral exploration method involving the use of hand held magnetometer instruments which measure

                          the intensity of the earth’s magnetic field.  The

                          gm  survey usually takes the form of a regular

                          pattern of parallel lines designed to cover the

                          survey area with the objective of identifying

                          magnetic anomalies, which may be indicative of

                          hidden mineralization.

“hectare”  A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British

           Imperial and U.S. Customary measure.

“indicated resource”  That material for which tonnage and grade are computed partly from specific measurements, samples or

                      production data and partly from projection for a

                      reasonable distance on geological evidence and for

                      which the sites available for inspection, measurement

                      and sampling are too widely or otherwise

                      inappropriately spaced to outline the material

                      completely or to establish its grade throughout.

“inferred resource”  That material for which quantitative estimates are based largely on broad knowledge of the geological character of

                     the deposit and for which there are few, if any, samples

                     or measurements and for which the estimates are based on

                     an assumed continuity or repetition for which there are

                     reasonable geological indications, which indications may

                     include comparison with deposits of similar type and

                     bodies that are completely concealed may be included if

                     there is specific evidence of their presence.

“in-situ-resource”  A tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with

                    a specified degree of knowledge, expressed in terms of

                    the material as it exists in the ground prior to mining.

“induced polarization (IP)”  A geophysical technique for detecting buried disseminated sulphides through the application

                             to the ground of electrical currents.

“IP survey”  Systematic completion of IP on a grid over the area of interest.

“intrusive”  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

“limestone”  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

“lode”- A tabular or vein-like deposit of valuable minerals between well defined walls of rock.

“magnetic”  having the property of attracting iron or steel, like a magnet.

“measured resource”  That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or

                     underground workings or drill holes and for which the

                     grade is computed from the results of adequate

                     sampling, and for which the sites for inspection,

                     sampling and measurement are so spaced and the

                     geological character so well defined that the size,

                     shape and mineral content are established and for which

                     the computed tonnage and grade are judged to be

                     accurate within stated limits.

“metamorphic rock”  A rock that has been changed from its original form during a heating and pressure process.

“mineralization”    Usually implies minerals of value occurring in rocks.

“net smelter return” (NSR)  A royalty payment made by a producer of metals based on gross mineral production from the

                            property, less deductions of certain limited

                            costs including smelter, refining,

                            transportation and insurance costs.

“outcrop”           An exposure of rock at the earth’s surface.

“permo-triassic”    An age in geologic time.

“ppb”  Parts per billion.

“ppm”  Parts per million.

“probable reserves”  Reserves for which quantity and grade and/or quality are computed from information similar to that used for

                     proven reserves, but the sites for inspection,

                     sampling, and measurement are further apart or

                     otherwise less adequately spaced.  The degree of

                     assurance, although lower than that for proven

                     reserves, is high enough to assume continuity between

                     points of observation.

“proven reserves”    Reserves for which: (a) quantity is computed from

                     dimensions revealed in outcrops, trenches, working or

                     drill holes; grade and/or quality are computed from the

                     results of detailed sampling; and (b) the sites for

                     inspection, sampling, and measurement are spaced so

                     closely and the geologic character is so well defined

                     that size, shape, depth, and mineral content of

                     reserves are well-established.

“quartzite”   Re-crystallized sandstone or other siliceous, arenaceous rock with intergrown, interlocking quartz grains. Quartzite is very hard, usually massive and should be free of rounded sand

              grains.

“reserve”  That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve

           determination.

“reverse circulation drilling”  A type of rotary drilling that uses a double- walled drill pipe.  Compressed air,

                                water or other drilling medium is forced

                                down the space between the two pipes to the

                                drill bit and the drilled chips are flushed

                                back up to the surface through the center

                                tube of the drill pipe.

“reverse circulation holes”  A drilling method employing dual walled drill rods fitted with either a hammer or rotary

                             drilling bit.  The pressurized drilling fluid

                             (air or water) travels down the outer annulus

                             and the return fluid travels up the center of

                             the drill rod carrying the sample of rock chips

                             and dust-sized particles to the surface.

“sedimentary”   A rock formed from cemented or compacted sediments.

“ton”    Short ton (2,000 pounds).

“tonne”  Metric tonne (1,000 kilograms).

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended December 31st were derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data for Fiscal 2001/2000 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The Company was incorporated 2/8/2000.  The Company completed its initial public offering in March 2001.  The Company acquired its Industrial Minerals Property pursuant to an Option Agreement dated 9/24/2003 (amended 11/29/2003 and 4/7/2004).  A private placement of 1,333,333 units of common stock and warrants was completed in April 2004, raising $300,000.

Table No. 1 is derived from the financial statements of the Company, which were been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The audits were conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                           Year        Year        Year        Year      Period

                          Ended       Ended       Ended       Ended       Ended

                     12/31/2004  12/31/2003  12/31/2002  12/31/2001  12/31/2000

CANADIAN GAAP

Sales Revenue                $0          $0          $0          $0          $0

Loss From Operations      ($123)       ($74)       ($56)       ($38)        ($1)

Loss for the Period       ($106)       ($76)       ($54)       ($28)        ($1)

Basic Loss per Share     ($0.02)     ($0.05)     ($0.04)     ($0.03)     ($0.00)

Dividends Per Share       $0.00       $0.00       $0.00       $0.00       $0.00

Wtg. Avg. Shares (000)     4593        3668        1415         915           1

Period-end Shares O/S      5001        3668        3668        3668        2250

--------------------------------------------------------------------------------

Working Capital            $ 77        $162        $245        $145        $145

Mineral Properties          271         106           0           0           0

Long-Term Debt, etc.          0           0           0           0           0

Capital Stock               592         328         328         169         169

Shareholders’ Equity        348         269         245         168         168

Total Assets                370         292         258         182         182

--------------------------------------------------------------------------------

US GAAP

Net Loss                  ($267)      ($183)       ($54)

Loss per Share           ($0.06)     ($0.05)     ($0.04)

Mineral Properties           $0          $0

Shareholders’ Equity       $117        $162

Total Assets               $139        $185

--------------------------------------------------------------------------------

(1)  Certain of the comparative figures have been reclassified to conform with

     Fiscal 2004’s presentation.

(2)  USGAAP Cumulative Net Loss since incorporation through 12/31/2004 was ($532,493)

(3)  Under US GAAP, all costs related to exploration-stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods.  The data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

May 2005                                                 1.27     1.24    1.25

April 2005                                               1.26     1.21    1.26

March 2005                                               1.25     1.20    1.21

February 2005                                            1.24     1.22    1.24

January 2005                                             1.24     1.20    1.24

December 2004                                            1.24     1.19    1.20

November 2004                                            1.23     1.18    1.19

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Terry Amisano; and its CFO/Corporate Secretary, Roy Brown.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors are associated with other resource companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Terry Amisano, Roy Brown, Alan Crawford, and Kevin Hanson) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

Low Stock Market Prices and Volume Volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has insufficient funds to undertake its planned operations and exploration projects during Fiscal 2005; additional financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($106,421), ($75,927), and ($54,014) in Fiscal Years 2004/2003/2002.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.22 (low) to CDN$0.50 (high) during the period from 1/1/2004 to 12/31/2004, trading at CDN$0.33 on 12/31/2004; the closing price of our shares on CDN$0.25 on 5/31/2005.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of British Columbia, Canada under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

  a) the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and State governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

The Company has No Proven Reserves on the Properties in Which It Has an Interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory/development stage only and are without a known body of ore.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mineral Prices May Not Support Corporate Profit

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist the Company could have to cease operations.

Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.  The Company has earned a 30% option interest in the Industrial Minerals Property, a barite exploration project in British Columbia; additional property expenditures during Fiscal 2005-2006 are expected to lead to 100% ownership.  During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively. During Fiscal 2004, the Company expended $nil and $164,079, on property acquisition and property exploration, respectively.

By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and Eye2buy Technology LLC (collectively “Eye2Buy”).  Eye2Buy was a private Canadian company located in Vancouver, British Columbia, which had developed a proprietary software solution that enables interactive broadband and television-based communication including e-commerce.  The proposed acquisition was terminated as Eye2Buy was unable to raise funds, as agreed in the Letter of Intent, and other business concerns the Company had a result of its due diligence.

From incorporation until the completion in April 2004 of its acquisition of the Industrial Minerals Property and a related $300,000 private placement, the Company was designated by Canadian regulatory authorities as a “capital pool company”, in that the Company had yet to complete a “qualifying transaction”.  A qualifying transaction requires the entry into a material business venture and regulatory-defined sufficient funding to support ongoing operations, pursuant to Policy 2.4 of the TSX Venture Exchange.

The Company’s executive office is located at:

 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7

 Telephone: (604) 689-0188

 Facsimile: (604) 689-9773.

 e-mail: khanson@amisanohanson.com

The Company’s registered office is located at:

 1100, 888 Dunsmuir St., Vancouver, BC, Canada  V6C 2T7

 Telephone: (604) 687-7077; and

 Facsimile: (604) 687-7099.

The contact person is:

  Terry M. Amisano, President/CEO/Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol “ZCC”.

The Company has 100,000,000 no par common shares authorized and 100,000,000 preferred shares without par value authorized.  At 12/31/2004, the end of the Company's most recent fiscal year, there were 5,000,833 common shares issued and outstanding.  At 5/31/2005, there were 5,000,833 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name “Zena Capital Corp.”.

Financings

The Company has financed its operations through funds raised in public and private placements of common shares and the exercise of stock options.

______________________________________________________________________________

Fiscal                                           Number of             Capital

Year   Nature of Share Issuance                     Shares              Raised

------------------------------------------------------------------------------

2000:  Private Placements                        2,250,000 Shares     $168,750

2001:  March 2001 Initial Public Offering        1,350,000 Shares     $202,500

       September 2001 Option Exercise               67,500 Shares     $ 10,125

2002:  Nil

2003:  Nil

2004:  April 2004 Private Placement              1,333,333 Units      $300,000

2005-to-date: Nil

______________________________________________________________________________

Capital Expenditures

FY2000: $nil

FY2001: $nil

FY2002: $nil

FY2003: $106,955 for the Industrial Minerals Property

FY2004: $164,079 for the Industrial Minerals Property

Plan Of Operations

Source of Funds for Fiscal 2005

The Company’s primary source of funds since incorporation has been through the issuance of equity.  At yearend, the Company did not have operating revenues.  As of 12/31/2004, the Company had working capital of $77,173.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2005 were preliminary.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that it might expend $120,000 on general/administrative expenses.  During Fiscal 2005, the Company estimates that it might expend $180,000 on property acquisition/exploration/development expenses, depending upon the timing of property access.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Pursuant to an Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004), the Company has the option to acquire up to 100% of the Industrial Minerals Property for the exploration/development of industrial minerals.  In order to acquire a 100% interest in the Mineral Rights, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”).

Phase I of the Program was completed by the Company, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company has earned a 30% interest.   The drilling and related exploration work (12 diamond-drill holes for a total of 204 meters) that was completed on the property confirmed the presence of substantial high-grade barite.

The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it’s Qualifying Transaction, commenced Phase 2.  Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) has categorized this resource.  Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX Venture Exchange approval, has commenced the Phase 2 program.  Phase 2 includes exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of minerals, qualified by successful resolution of access to the property.  The qualified engineering report (43-101 compliant report) has categorized this resource.  Proceeds from the sale of minerals from Phase 2 are expected to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of Phase III, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean and Roy Douglas) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase III commencing for $400,000.  After commencement of Phase 3, the purchase price of the 20% is subject to independent valuation.

Operations during the year ended 12/31/2004 were primarily related to completion of the Company’s qualifying transaction, further expenditures on Phase 2 of the Industrial Mineral Property, the completion of a private placement needed to raise funds for further exploration and development expenditures, the negotiation of a supply agreement with a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for the sale of barite powder and issues with respect to access to the Industrial Minerals Property.  The Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property.  The 2004 Program successfully outlined an additional barite zone on strike to the initial open pit zone.  This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.

The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision and the commencement of Phase 3 (mill construction and commercial production), as outlined in it’s Option Agreement.  Ministry officials advise approval is pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey is underway and scheduled for completion in May 2005.  The Company has attempted to negotiate an access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board to settle the terms of access.  The Company submitted to the Board on 4/6/2005.  On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the Mediation an Arbitration Board process.  The Company is confident that it will be successful in obtaining access.  The Company intends to review all options available to gain access and to mitigate losses and costs that are currently ongoing while permits and property access have been temporarily withheld.  Access to the property, once granted, will allow the Company to complete reclamation on the 2004 Program that was not completed due to access being withheld.  Phase 2 has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property.

The Company entered into an agreement dated 3/19/2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on 3/19/2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component used as the weighting agent in drilling mud for the oil and gas industry’s exploration and developmental drilling programs.  The Company’s research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite.  Currently supply is almost exclusively sourced from the United States as there is no significant existing production available in British Columbia, Canada.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, the Company is defined as an “exploration-stage company”.

United States vs. Foreign Sales/Assets

During Fiscal 2004/2003/2002, the Company generated no sales revenue.

At 12/31/2004 and 12/31/2003, all assets were located in Canada.

4.C. Organization Structure

Zena Capital Corp. (the “Company”) was incorporated on 2/8/2000 in the Province of British Columbia, Canada.  The Company has one wholly-owned subsidiary: Rock Creek Minerals Inc., incorporated on 3/5/2003 as “665212 BC LTD.” in the Province of British Columbia, Canada; the name was changed on 6/20/2003 to Rock Creek Barite Inc.; and the name was changed on 8/8/2003 to Rock Creek Minerals Inc.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 250 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia  Canada  V6C 2T7.  The Company began occupying these facilities in February 2000.  Monthly rent is $750, with an additional $500 a month for equipment rent.

Figure No.1

Mineral Property Map

Industrial Minerals Property

British Columbia, Canada

Barite Exploration

Acquisition Details

Pursuant to a letter of intent signed on 5/6/2003 and executed 5/23/2003 (amended 8/23/2003) and formal Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004) with Byard MacLean of Vancouver, British Columbia (the “Vendor”), the Company has the option to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals, including barite (the “Mineral Rights”) located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The 100% interest is subject to a 20% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  The Company and Byard MacLean are arm length parties.  In order to acquire a 100% interest in the Mineral Rights, the Company must spend $790,000 on a three-phase program of exploration, development and equipment purchases (the “Program”).

Phase One (completed) required $30,000 on property expenditures and a $10,000 payment and earned the Company a 30% interest.  Phase Two requires up to $200,000 of expenditures to earn an additional 20%; Phase Three requires up to a further $550,000 of expenditures to earn the final 50%.

Should the Company not complete Phase Two and Phase Three, its interest will be converted to a 30% Net Profit Royalty, with further dilution if expenditures are made by the other interest holders.  Completion of Phase Two and Phase Three is subject to qualified engineering reports and regulatory approval.  The Company can purchase the 20% Net Profit Royalty, after completion of Phase Two but prior to Phase Three commencement for $400,000.

Under the terms of the agreement, the vendor will be appointed as operator at a retainer prior to a Production Notice of $5,000 per month and was granted 50,000 share purchase options by the Company.

Property Description/Location/Access

The property consists of 12 claims that are all in good standing as per the mineral titles office available on the Internet.  The claims are located on the Mineral Title map sheet number 82E005.  The center of the claims occurs at Latitude 490 01’ 45” North and Longitude 1190 07’ 00” West.

The work completed in the due diligence phase of the program will be required to be filed to record more work on the property and move the expiry date forward.  Sufficient work was completed in 2003 to extend the expiry dates to 10/14/2004 on the Claims.

There is a 500-meter area of influence around the claims where any ground staked by any of the parties to the Option Agreement is required to add the claims to the Option Agreement.

The area consists of rolling hills with grassy pastures, conifers at the upper sections with crops of hay at lower elevations.  The elevation ranges from 671 meters above sea level in the Kettle River valley to 1362 meters above sea level in the Anarchist Mountains.  The property is primarily in the mountaintops in rolling hills of conifers with hay fields on the route into the property.

The area has very good infrastructure with provincial Highway 3 passing just north of the property.  Airport access is available from Penticton, located 100 kilometers to the west and Castlegar 170 kilometers to the east.  Ground access is obtained from Highway 3 to the Rock Mountain-Bridesville road at Bridesville, where you continue for seven kilometers east to a farm access road and then travel a further two kilometers to the property.  The Rock Creek – Bridesville road is 36 kilometers from the intersection of Highway 3 and the Kelowna road in Osoyoos at the Husky station.

The property is dissected with roads from old logging operations.  The landowners in the area typically do selective logging and as a result have put in a large number of roads.  There is an old railway bed that can be refurbished so that the barite could be hauled to Rock Creek for bagging and shipping.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2004, 12/31/2003, and 12/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

The Company’s principal business is the exploration of resource properties.  The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential.  The Company advances its projects to varying degrees by prospecting, mapping, geophysics, geo-chemical, surveying, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party.  The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

There are no known proven reserves of minerals on the Company’s properties.  The Company does not have any commercially producing mines or sites.  The Company has not completed a formal feasibility study and determined proved reserves.  As such, the Company continues to consider itself an “exploration-stage company”.

Overview

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended 12/31/2004.  The TSX Venture Exchange’s approval of the qualifying transaction was on 4/2/2004.  After that date, the Company was able to focus its energy on the Industrial Minerals Property and consequently increased the rate of expenditures both administratively and directly on the property.  Evidenced by the Company’s property expenditures: $106,955 in Fiscal 2003 and $164,079 in Fiscal 2004.

Differences Between Canadian and United States Accounting Principles

Under accounting principles generally accepted in Canada (“Canadian GAAP”), resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”), resource property acquisition and exploration costs on unproved properties must be expensed as incurred.  Therefore an additional expense is required under US GAAP.

Under Canadian GAAP, flow-through shares are reported at the value of compensation received less the after tax value of the exploration costs renounced and a recovery of future income tax asset is reported on the statement of operations.  Under US GAAP flow-through shares have a carrying value equal to that of non-flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations.  As the value of the compensation received for flow-through shares issued during Fiscal 2004 was equal to the fair value of non-flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes and the flow-through shares should be reported at fair value.

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for share-purchase options granted to employees or directors provided that pro forma disclosure was made. There have been no changes to prior period financial statements as a result of this change.

The Company has adopted the CICA Emerging Issue Committee Abstract No.146, “Flow-through Shares,” which clarifies the effect of flow-through shares on the financial statements.  Previously, the issuance of flow-through shares had no impact on the financial statements.  As a result of this change in policy, the Company will record the tax effect related to the renunciation of exploration expenditures to flow-through shareholders.  Accordingly, the Company has recorded a recovery of future income tax asset totaling $35,600 in respect of flow-through shares issued after 3/19/2004.

Operating Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

__________________________________________________________________________________________________

Quarters Ended

              _  12/31/04   9/30/04   6/30/04   3/31/04    12/31/03   9/30/03   6/30/03   3/31/03

Total revenues:        $0        $0        $0        $0          $0        $0        $0        $0

Net Income (Loss) $21,974  ($41,624) ($55,471) ($31,300)   ($33,745)  ($6,126) ($19,124) ($16,932)

Loss Per share      $0.00    ($0.01)   ($0.01)   ($0.01)     ($0.01)   ($0.00)   ($0.01)   ($0.01)

__________________________________________________________________________________________________

Fluctuation in reported losses during the quarters during 2004 is primarily due to increases in activity related to the administration of the Company related to the industrial mineral project.  Generally the Company’s activity was greater in the earlier part of the year ended 12/31/2004.  With the limitation on access to the property in the third quarter, administration costs began to decline.  The Company also reported the recovery of future tax assets with respect to flow-through shares issued subsequent to 3/19/2004 (statutory date for accounting change); this was recorded during the FY2004 fourth quarter.

Fiscal 2004 Ended 12/31/2004 versus Fiscal 2003

Effective 4/2/2004, the Company completed the acquisition of the Industrial Minerals Property and a related $300,000 private placement, its “qualifying transaction”.  These steps completed the Company’s transition from being a “capital pool company” to an operating company involved in exploration of its natural resource property.  An adjunct to these accomplishments was the re-initiation of common shares trading on the TSX Venture Exchange, suspended pending the completions.

During Fiscal 2004, the Company commenced the Phase 2 program, which is scheduled to include exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of minerals.  The 2004 Program successfully outlined an additional barite zone on strike to the initial open pit zone; this new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  Phase 2 has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property.  The Company anticipates resolution of the access dispute with the landowner during Fiscal 2005, and hopes to complete Phase 2, including producing a 10,000 tonne barite “bulk sample” from its Industrial Mineral Property during Fiscal 2005.  Revenue from the sale of that bulk sample would approximate $0.4 million.

Administration Expenses rose 65% to $122,769 in Fiscal 2004 versus $74,388 in Fiscal 2004; this was primarily due to the increased activity with respect to costs regarding completing the qualifying transaction and commencing Phase 2 of the Program.  Commencing on 4/2/2004, the Company began paying consultants a total of $2,000 per month for services with respect to the administration of the Company.  A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company.  The Company also paid a consultant a total of $12,044 in respect to fees for a Form 20-F Registration with the US SEC, and incurred $14,750 in sponsorship fees related to the qualifying transaction.  “Accounting/audit fees” were $17,991 (versus $10,784); the increase related to increased Canadian and US regulatory efforts.  Rent was $12,500 (versus $9,000), the increase resulting from providing office facilities for the Chief Financial Officer.  ”Other Items” during Fiscal 2004 were ($19,252) mostly resulting from stock-based compensation.

During Fiscal 2004, the Company recorded $35,600 for recovery of future income tax asset.  The Net Loss increased to ($106,541) from ($75,927).  Net Loss Per Shares was ($0.02) versus ($0.02).  Weighted average number of shares increased to 4.6 million from 3.7 million as a result of private placement in April 2004 of a 1,333,333 private placement of units of common shares and warrants.

Trend information.  The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals.  Management believes that the lack of interest lead to low market capitalizations and large companies found it was easier to grow by purchasing companies or mines than to explore for them.  This lead to downsizing of large company exploration staffs and many professionals took early retirement or left the industry to pursue other careers.  As a result of these trends, there are few good gold-silver projects in the pipeline and a developing shortage of experienced explorationists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies (many of which are staffed by former large company geologists) find it easier to raise funds, they are beginning to seek properties of merit to explore.

Fiscal 2003 Ended 12/31/2003 versus Fiscal 2002 and Fiscal 2001

The Company continued to move forward on its acquisition of the Industrial Minerals Property and a related financing, completed in April 2004.  During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively.

Fiscal 2003 administration costs rose 33% to $74,388, generally related to increased corporate activity including the acquisition of the Industrial Minerals Property and a pending financing.  The largest component of operating expenses were filing fees of $13,142, primarily to the TSX Venture Exchange related to completion of the acquisition/financing/trading.  Office/ miscellaneous expenses were substantially unchanged at $9,670 and rent was unchanged at $9,000.  The Company incurred a sponsorship cost of $7,500 related to final payment for the initial TSX Stock Exchange listing.  Other Items included: project investigation costs of $5,680 related to possible acquisition of technology; interest income was $4,141, down from last year’s $7,885 because of lower interest rates and fewer funds to invest.  The Net Loss increased to ($75,927) from ($54,014).  Net Loss Per Shares was ($0.05) versus ($0.04).

Fiscal 2002 administration costs rose 46% to $55,899.  The largest component were accounting, audit and legal fees of $24,321, increased 41% from Fiscal 2001, because of increase corporate activity.  The second largest: office/miscellaneous expenses of $9,426, increased 33% from last year because of increase corporate activity and rent increased to $9,000 from $7,125.  Other items included: interest income of $7,885 and a write-down of the promissory note related to the terminated attempt to acquire Eye2Buy.  The Net Loss increased to ($54,014) from ($28,217).  Net Loss Per Shares was ($0.04) versus ($0.03).

Fiscal 2001 administration costs were $38,211, the Company’s first full year of operation.  Expenses related to accounting, audit and legal fees of $17,274 were 45% of the total; office/miscellaneous/rent consumed $14,250 or 37% of the total.  Expenses related to the IPO in February 2001 and the April 2001 listing on the TSX Venture Exchange were the other significant factor.  Interest income was $9,994.  The Net Loss was ($28,217).  Net Loss Per Share was ($0.03).

Liquidity and Capital Resources

Fiscal 2004 Ended 12/31/2004

The Company had working capital of  $ 77,173 on 12/31/2004.

The Company had working capital of  $161,922 on 12/31/2003.

During April 2004, the Company awarded 225,000 stock options at prices ranging from $0.225 per share to $0.30 per share, which included 75,000 to a director of the Company.  These options were awarded pursuant to the Company’s stock option plan which received approval from the Company’s shareholders at the Company’s last annual general meeting held 6/30/2003 and has been approved by the TSX Venture Exchange.

During April 2004, the Company completed a private placement of 1,333,333 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant.  One Warrant entitles the holder to buy an additional common share for two years at a price of $0.45 per share.  444,444 of units were flow-through units with each flow-through unit consisting of one flow-through common share and one warrant.  No finder’s fee was paid.  All securities issued pursuant to this private placement are subject to a TSX Stock Exchange four-month hold period, including the common shares issuable pursuant to the warrants.  During May 2004, 1,022,222 of the warrants were re-priced to an exercise price of $0.30; the balance of 311,112 warrants which were not re-priced, represent a portion held by insiders of the Company.

During April 2004, the Company received TSX Venture Exchange approval regarding its acquisition of the Industrial Minerals Property, pursuant to an Option Agreement executed on 9/24/2003 (amended 11/29/2003 and 4/7/2004).  To acquire a 100% interest, the Company must spend $790,000 on a three-phase program of exploration, development and equipment purchases.  During Fiscal 2004 and Fiscal 2003, the Company expended $164,079 and $105,955, on property acquisition/exploration, respectively.  The Company had earned a 30% interest effective the end of Fiscal 2003.

Cash Used by Fiscal 2004 Operating Activities totaled ($107,438) including the ($106,421) Net Loss; significant adjustments included ($35,600) recovery of future income tax assets; $21,351 stock-based compensation; and (15,266) in net changes in non-cash working capital items related to operations.  Cash Used in Investing Activities was ($164,079), for acquisition/exploration of the Industrial Minerals Property.  Cash Provided by Financing Activities was $200,000 from $300,000 issuance of share capital, offset by ($100,000) subscriptions received in Fiscal 2003 in advance of the April 2004 offering.

Fiscal 2003 Ended 12/31/2003 and Fiscal 2002

The Company had working capital of  $161,922 on 12/31/2003.

The Company had working capital of  $244,804 on 12/31/2002.

The Company had working capital of  $299,818 on 12/31/2001.

The Company continued to move forward on its acquisition of the Industrial Minerals Property and a related $300,000 financing, completed in April 2004; the Company had received $100,000 in share subscriptions pursuant to this private placement during Fiscal 2003.  The acquisition of the industrial minerals exploration/development property was initiated in May 2003 with a Letter of Intent followed up by an Option Agreement in September 2003.  During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively.

By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and E2buy Technology LLC (collectively “Eye2buy”).  Eye2Buy was a private Canadian company located in Vancouver, British Columbia, which has developed a proprietary software solution that enables interactive broadband and television-based communication including e-commerce.  The proposed acquisition was terminated as Eye2Buy was unable to raise funds, as agreed in the Letter of Intent, and other business concerns the Company had as a result of its due diligence.  In connection with the proposed transaction, the Company advanced $26,000 to Eye2buy.  On termination of the letter of intent, the Company obtained a Garnishee Order and Eye2buy filed a counter claim against the Company.  Pursuant to a Mutual Release and Settlement Agreement dated 4/15/2003, the Company and Eye2buy agreed to settle their claims in exchange for $20,000 to be paid to the Company from monies currently held in court pursuant to the Garnishing Order.  As at 12/31/2002, the Company adjusted the carrying value to $20,000 and wrote-off $6,000.

Cash Used by Fiscal 2003 Ended 12/31/2003 Operating Activities totaled ($81,558), including the ($75,927) Net Loss; significant adjustments included ($5,631) in net changes in non-cash working capital items.  Cash Used in Investing Activities was ($86,955), $106,955 for acquisition/exploration of the Industrial Minerals Property and offset by recovery of $20,000 from the Eye2Buy settlement.  Cash Provided by Fiscal 2003 Financing Activities was $100,000, representing subscriptions received for the private placement completed in April 2004.

Cash Provided by Fiscal 2002 Ended 12/31/2002 Operating Activities totaled ($32,938) including the ($54,014) Net Loss; significant adjustments included a $6,000 write-down of the Eye2Buy receivable and $15,076 in net changes in non-cash working capital items.  Cash Used in Investing Activities was ($26,000), the advance related to the proposed acquisition of Eye2Buy.  Cash Provided by Fiscal 2003 Financing Activities was $nil.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trends

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

5.F.  Tabular disclosure of contractual obligations.

The Company does not have any contractual obligations as of 5/31/2005 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

May 31, 2005

______________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                        Position                    Age        Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)     President/CEO/Director       49      February 2000

Roy Brown (3)               CFO/Secretary                61         April 2004

Alan Crawford (1)           Director                     50      February 2003

Kevin R. Hanson (1)         Director                     48      February 2000

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about 10% of his time on the affairs of the Company.

(3)  He spends about 20% of his time on the affairs of the Company.

------------------------------------------------------------------------------

 #   All are Residents/Citizens of British Columbia, Canada.

     All business addresses:  c/o Zena Capital Corp.

                                  750 Pender Street #604

                                  Vancouver, British Columbia, Canada  V6C 2T7

______________________________________________________________________________

______________________________________________________________________________

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants.  Mr. Amisano is also a Director of Brockton Capital Corp., which is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components; Brockton Capital Corp. is listed on the OTC Bulletin Board in the United States.

Roy Brown, Chief Financial Officer of the Company, has over thirty years experience in the management of public companies.  Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital.  Mr. Brown also is a Director of New Pacific Ventures Inc., since 2001.

Alan G. Crawford, Director of the Company, is the founder and President of the Telchven Finance Group of Companies, doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991.  Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987).  Since December 1999, he has been a director of Northern Continental Resources, a TSX Venture Exchange traded company involved in natural resource exploration.  Since February 2000, he has been an officer/director of Aberdeen International Inc., a TSX Venture Exchange traded company involved in natural resource exploration.  Since April 1999, he has been an officer/director of Ona Exploration Inc., a TSX Venture Exchange traded company involved in natural resource exploration.  Since August 2000, he has been a director of Northern Hemisphere Development Corp.; a TSX Venture Exchange traded company involved in oil/gas exploration.  Since April 1997, he has been a director of Arctos Petroleum Corp., a TSX Venture Exchange traded company involved in oil/gas exploration.

Kevin R. Hanson, a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc.  From 1994 until 1998 and since 2003, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the Vancouver Stock Exchange.   Mr. Hanson is also President/CEO and a Director of Brockton Capital Corp., which is in the business of designing, manufacturing, marketing, selling, distribution and servicing ergonomically designed and more responsive computer hardware components; Brockton Capital Corp. is listed on the OTC Bulletin Board in the United States.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 12/31/2004 was $9,000, paid to Amisano Hanson (of which Kevin Hanson is a partner).  Refer to ITEM 7B for related party transactions.  Additionally, below-market stock market grants resulted in non-cash compensation for Alan Crawford of $4,875.

Options/SARs Granted During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors, employees and consultants.  No SARs (stock appreciation rights) were granted during this period.

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 12/31/2004

______________________________________________________________________________

______________________________________________________________________________

                        Percentage                  Market Value of Securities

                   Number       of    Exer.                 Underlying Options

                       of    Total   Price                             on Date

                  Options  Options     Per       Grant  Expiration    of Grant

Name              Granted  Granted   Share        Date        Date   Per Share

------------------------------------------------------------------------------

Alan Crawford      75,000    33.3%   $0.225  4/12/2004   4/07/2009       $0.29

Roy Brown (1)      50,000    22.2%   $0.30   4/12/2004   4/07/2006       $0.29

------------------------------------------------------------------------------

Consultant (2)     50,000    22.2%   $0.30   4/07/2004   4/07/2006       $0.29

Consultants        50,000    22.2%   $0.225  4/12/2004   4/07/2006       $0.29

TOTAL             225,000   100.0%

------------------------------------------------------------------------------

(1)  12,500 options vested every three months beginning 7/12/2004.

(2)  25,000 options vest after completion of Phase 2 and 25,000 options vest after completion of Phase 3 of the property option agreement.

______________________________________________________________________________

______________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by Senior Management, Directors and/or employees/consultants; 50,000 stock options granted to a consultant were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7, #8, and #9 for information about stock options granted and outstanding.

During the most recently completed fiscal year, no stock options were exercised by or granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted or exercised during this period.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

--- No Disclosure Necessary ---

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the Chief Executive Officer and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry Amisano, Alan Crawford, and Kevin Hanson.  The Audit Committee met ten times during Fiscal 2004.

6.D.  Employees

As of 5/31/2005, the Company had two employees, including the Senior Management.  As of 12/31/2004 and 12/31/2003, there were two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 8 lists, as of 5/5/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 also includes data on Greg Burnett, the only other person/company where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 8

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

  of                                                  of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   Terry Amisano (1)                                1,028,472     19.6%

Common   Kevin Hanson (1)                                 1,028,472     19.6%

Common   Alan Crawford (2)                                  747,222     14.9%

Common   Greg Burnett (3)                                   722,222     14.4%

Common   Global Capital Group Ltd. (4)                      533,334     10.1%

Common   Scottish Holdings Ltd. (5)                         311,111      6.0%

Common   Roy Brown (6)                                       50,000      0.1%

Total Directors/Management/5% Holders                     4,420,831     85.2%

-----------------------------------------------------------------------------

(1)    131,250 represent currently exercisable stock options.

       111,111 represent currently exercisable warrants.

       471,667 shares are escrowed where resale is controlled by Canadian regulatory authorities.

(2)     75,000 represent currently exercisable stock options.

       111,111 represent currently exercisable warrants.

       336,666 shares are escrowed where resale is controlled by Canadian regulatory authorities.

(3)     50,000 represent currently exercisable stock options.

       111,111 represent currently exercisable warrants.

       336,666 shares are escrowed where resale is controlled by Canadian regulatory authorities.

(4)    Controlled 90% by Norman Gross;

       Located at 249 South Van Dorn Street, #208, Alexandria, VA  22304.

(5)    Controlled by: Gail Johnston; Robert Palkowski; Phil Johnston;

       Richard Hearnden; and John Geddes.

       Located at 27 Ried Street, Hamilton, HM11, Bermuda

(6)     50,000 represent currently exercisable stock options.

        Excludes 20,000 shares owned by his wife, where he disclaims beneficial interest and does not have voting/dispositive powers.

-----------------------------------------------------------------------------

*  Based on 5,000,833 common shares outstanding as of 5/5/2005; and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

_____________________________________________________________________________

_____________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 3/31/2004.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 30 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three-month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of 5/31/2005, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, except as noted below all existing granted stock options were vested upon granting.

Table No. 9

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of      CDN$

                                      Common  Exercise      Grant   Expiration

Name                                   Stock     Price       Date         Date

------------------------------------------------------------------------------

Terry Amisano                        131,250     $0.15   3/16/2001   2/07/2006

Kevin Hanson                         131,250     $0.15   3/16/2001   2/07/2006

Alan Crawford                         75,000     $0.225  4/12/2004   4/07/2009

Roy Brown                             50,000     $0.30   4/12/2004   4/07/2006

Total Senior Management/Directors    387,500

Consultant                            50,000     $0.225  4/12/2004   4/07/2006

Consultant                            10,000     $0.15   3/16/2001   2/07/2006

Total                                447,500

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7, #8, #9 for additional information.

______________________________________________________________________________

                                    Shares      Shares      Shares      Shares

                                     Owned       Owned       Owned       Owned

                                12/31/2004  12/31/2003  12/31/2002  12/31/2001

------------------------------------------------------------------------------

Terry Amisano                      786,111     675,000     450,000     450,000

Kevin Hanson                       786,111     675,000     450,000     450,000

Alan Crawford                      561,111     450,000     450,000     450,000

Gregory  Burnett                   561,111     450,000     450,000     450,000

Michael Weingarten                       0           0     450,000     450,000

______________________________________________________________________________

7.A.1.c.  Different Voting Rig

7.A.2.  Canadian Share Ownership.  On 5/5/2005, the Company’s shareholders’ list showed 5,000,833 common shares outstanding, with 12 registered shareholders.  One of these shareholders were U.S. residents, holding 266,667 common shares (representing about 5% of the issued/outstanding shares); ten registered shareholders were resident in Canada, holding 4,578,611 common shares (92%); and one registered shareholder resident in other countries, holding 155,555 common shares (3%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 300 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Amisano Hanson, Chartered Accountants

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Kevin Hanson and Terry Amisano are principles of Amisano Hanson, a partnership.  Amisano Hanson was paid accounting fees, office/miscellaneous/rent as follows:

                                                    Fiscal    Fiscal    Fiscal

Expense                                               2004      2003      2002

Accounting                                         $15,991    $8,459   $12,215

Consulting                                           9,000       nil       nil

Office and miscellaneous                             9,000     9,000     9,000

Rent                                                 9,000     9,000     9,000

                                                   $42,991   $26,459   $30,215

Roy Brown, Chief Financial Officer

During Fiscal 2004, Roy Brown was paid $29,376 for consulting on exploration efforts and was reimbursed $1,575 for travel expenses.  Mr. Brown owns 37.5% of the vendor’s (Byard McLean) interest in the Industrial Minerals property agreement; thus 26% interest.

Amounts Payable to Insiders

Included in accounts payable was $15,233, $12,104 and $5,460 at 12/31/2004, 12/31/2003 and 12/31/2002, respectively, owing to Amisano Hanson for the services referred to above.  Roy Brown was due $1,650.

Other than as disclosed above, there have been no transactions since 12/31/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

None of the named experts or counselors employed on a contingent basis owns shares in the company or its subsidiaries or has a material, direct or indirect economic interest in the company or that depends on the offering.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003/2002 Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

By a letter of intent dated 4/24/2002 and terminated 8/19/2002, the Company had agreed to acquire all of the common shares of a private company Eye2buy Technology Canada Ltd. and E2buy Technology LLC (collectively “Eye2buy”).  In connection with the proposed transaction, the Company advanced $26,000 to Eye2buy.  On termination of the letter of intent, the Company obtained a Garnishee Order and Eye2buy filed a counter claim against the Company.

Pursuant to a Mutual Release and Settlement Agreement dated 4/15/2003, the Company and Eye2buy agreed to settle their claims in exchange for $20,000 to be paid to the Company from monies currently held in court pursuant to the Garnishing Order.  As at 12/31/2002, the Company adjusted the carrying value to $20,000 and wrote-off $6,000.

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the Canadian Venture Exchange in Vancouver, British Columbia, Canada, on 4/9/2001; the TSX Venture Exchange since 8/2/2001.  The stock symbol is “ZCC”.  The CUSIP number is #98935B-10-9.

Table No. 10 lists the volume of trading and high/low/closing sales prices for the Company's common shares for the last six months, last nine fiscal quarters, and the last four fiscal years.  Trading was suspended from 3/6/2003 to 4/2/2004 pending the Company’s completion of its acquisition of the Industrial Minerals Property and related financings.

Table No. 10

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________

____________________________________________________________________________

                                                                   - Sales -

  Period                                                    Canadian Dollars

   Ended                             Volume           High     Low   Closing

----------------------------------------------------------------------------

Monthly

 5/31/2005                            8,000          $0.30   $0.20     $0.25

 4/30/2005                              nil           0.30    0.30      0.30

 3/31/2005                            4,000           0.31    0.30      0.30

 2/29/2005                            1,500           0.31    0.31      0.31

 1/31/2005                           28,000           0.50    0.33      0.34

12/31/2004                           12,000           0.47    0.28      0.33

----------------------------------------------------------------------------

Quarterly

 3/31/2005                           33,500          $0.50   $0.30     $0.30

12/31/2004                           78,800           0.50    0.22      0.33

 9/30/2004                           57,513           0.30    0.25      0.25

 6/30/2004                           10,500           0.30    0.29      0.29

 3/31/2004                                0           0.30    0.30      0.30

12/31/2003                                0           0.30    0.30      0.30

 9/30/2003                                0           0.30    0.30      0.30

 6/30/2003                                0           0.30    0.30      0.30

 3/31/2003                           15,000           0.40    0.27      0.30

----------------------------------------------------------------------------

Yearly

12/31/2004                          143,813          $0.50   $0.22     $0.33

12/31/2003                           15,000           0.40    0.27      0.30

12/31/2002                           67,900           0.40    0.25      0.30

12/31/2001                        1,633,500           0.60    0.36      0.37

____________________________________________________________________________

____________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “British Columbia Corporations Act.  The British Columbia Corporations Act was adopted by the Company by resolution in April 2005, replacing the earlier British Columbia Company Act.  Unless the Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Tables #7 and #8 for additional information.

Warrants

Table No. 10 lists, as of 5/31/2005 warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 5/31/2005, the Company was aware of seven holders of its 1,333,333 warrants.  These warrants are non-transferable.  All common shares issued upon warrant exercises are restricted by Canadian regulatory authorities from re-sale for four months from exercise date.

Table No. 10

Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still           Exercise Price             Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 4/20/2004    888,889      888,889          $0.30   $0.30            4/20/2006

 4/20/2004    133,332 (1)  133,332 (2)      $0.30   $0.30            4/20/2006

 4/20/2004    311,112 (1)  311,112 (3)      $0.45   $0.45            4/20/2006

------------------------------------------------------------------------------

(1)  These warrants exercise into “flow-through” common shares.

(2)  Officers/Directors own  99,999 of these warrants.

(3)  Officers/Directors own 233,334 of these warrants.

______________________________________________________________________________

______________________________________________________________________________

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (Canadian exploration and development expenditures) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.  444,444 of the Units distributed in the April 2004 private placement contained “flow-through” common shares.

Escrowed Common Shares

On 3/16/2000, the Company issued 2,252,000 common shares at $0.075 per share.  Sixty percent (60%) of those common shares are still subject to the escrow agreement described below.  They are held as follows on 5/31/2005:

______________________________________________________________________________

Terry Amisano.................................................. 405,000 shares

Kevin Hanson................................................... 405,000 shares

Greg Burnett................................................... 270,000 shares

Alan Crawford.................................................. 270,000 shares

Brian Hanson..................................................    1,200 shares

..............................................................1,351,200 shares

Pursuant to the Company’s April 2004 private placement of 1,333,333 units of common shares and warrants, the following four individuals each purchased 111,111 units.  The common shares within the unit and the common shares issueable upon exercise of the warrants are subject to the escrow agreement described below.  They are held as follows on 5/31/2005:

______________________________________________________________________________

Terry Amisano.............................. 66,667 shares and  66,667 warrants

Kevin Hanson............................... 66,667 shares and  66,667 warrants

Greg Burnett............................... 66,666 shares and  66,666 warrants

Alan Crawford.............................. 66,666 shares and  66,666 warrants

...........................................266,666 shares and 266,666 warrants

Subject to Section 11(5) of Policy 2.4 of the TSX Venture Exchange following the completion of the Company’s Qualifying Transaction as required under the requirements of the British Columbia Securities Commission and the Exchange (completed on 4/2/2004), the escrowed shares will be released pro rata to the shareholders as follows:

a) 10% on  4/1/2004 (released);

b) 15% on 10/1/2004 (released);

c) 15% on  4/1/2005 (released);

d) 15% on 10/1/2005;

e) 15% on  4/1/2006;

f) 15% on 10/1/2006; and

g) 15% on  4/1/2007.

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Markets

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

--- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at: 750 West Pender St., #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.  Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses.  As the Company is engaged in exploring mineral properties that, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk.  Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased.  Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study.  The Company has in the past and may in the future finance its activities by the sale of equity and/or debt instruments.  This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

At the end of Fiscal 2004 Ended 12/31/2004 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

b.  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

c.  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of one Senior Management/Directors and two independent Directors of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written “code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Morgan & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Morgan & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

_____________________________________________________________________________

Fiscal Year ended December 31 2004 and 2003       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2004            2003

-----------------------------------------------------------------------------

Audit Fees                                              $2,000         $2,325

Audit Related Fees                                           0              0

Tax Fees                                                     0              0

All Other Fees                                               0         _   $0

Total                                                   $2,000         $2,325

_____________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Morgan & Company, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Consolidated Financial Statements

 Auditor's Report, dated 4/19/2005

 Consolidated Balance Sheets at 12/31/2004 and 12/31/2003

 Consolidated Statements of Operations:

   for the fiscal years ended 12/31/2004, 12/31/2003, and 12/31/2002 cumulative from date of incorporation

 Consolidated Statements of Cash Flows:

   for the fiscal years ended 12/31/2004, 12/31/2003, and 12/31/2002 cumulative from date of incorporation

 Consolidated Statement of Shareholders’ Equity:

   cumulative from date of incorporation

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

   --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K’s ---

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K;s ---

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)       75

       CEO

       CFO

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:     77

       CEO

       CFO

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations and cash flows for the years ended December 31, 2004, 2003 and 2002 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2004 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 19, 2005	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 19, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 19, 2005	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

ASSETS	2004	2003

Current
Cash and term deposits – Note 6	$ 92,207	$ 163,724
GST receivable	1,442	4,393
Accrued interest receivable	820	1,091
Prepaid expenses and deposits	4,650	15,500

	99,119	184,708
Mineral property – Note 4 and Schedule 1	271,034	106,955

	$ 370,153	$ 291,663

LIABILITIES

Current
Accounts payable – Note 7	$ 21,946	$ 22,786

SHAREHOLDERS’ EQUITY

Share Capital – Note 5	592,109	327,709
Share subscriptions – Note 5	-	100,000
Contributed surplus	21,351	-
Deficit accumulated during the exploration stage	(265,253)	(158,832)

	348,207	268,877

	$ 370,153	$ 291,663

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

Subsequent Event – Note 5

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Administrative Expenses
Accounting and audit fees – Note 7	$ 17,991	$ 10,784	$ 12,865	$ 52,905
Consulting fees – Note 7	30,044	-	3,300	33,344
Filing fees	8,993	13,142	3,650	26,985
Interest and bank charges	1,547	309	284	2,669
Investor relation costs	4,209	2,315	812	7,836
Legal fees	10,062	15,532	11,456	43,809
Office and miscellaneous – Note 7	10,347	9,670	9,462	36,604
Printing	1,133	726	-	4,246
Rent – Note 7	12,500	9,000	9,000	37,625
Sponsorship costs	14,750	7,500	-	22,250
Transfer agent	8,519	4,383	2,970	20,149
Travel – Note 7	2,674	1,027	2,100	8,616

Loss before other items	(122,769)	(74,388)	(55,899)	(297,038)

Other items:
Interest income	2,099	4,141	7,885	29,216
Project investigation costs	-	(5,680)	-	(5,680)
Write-down of promissory note	-	-	(6,000)	(6,000)
Stock-based compensation	(21,351)	-	-	(21,351)

Loss for the period before income tax provision	(142,021)	(75,927)	(54,014)	(300,853)

Recovery of future income tax asset – Note 2	35,600	-	-	35,600

Net loss for the period	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)

Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.04)

Weighted average number of shares outstanding	4,592,819	3,667,500	1,415,500

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Operating Activities
Net loss for the period	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)
Non-cash items:
Write-down of promissory note	-	-	6,000	6,000
Stock-based compensation	21,351	-	-	21,351
Recovery of future income tax asset	(35,600)	-	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	2,951	(3,057)	(67)	(1,442)
Accrued interest receivable	271	3,496	3,787	(820)
Prepaid expenses and deposits	10,850	(15,500)	-	(4,650)
Accounts payable	(840)	9,430	11,356	21,946

Cash used in operating activities	(107,438)	(81,558)	(32,938)	(258,468)

Investing Activities
Promissory note receivable repaid (advanced)	-	20,000	(26,000)	(6,000)
Mineral property costs	(164,079)	(106,955)	-	(271,034)

Cash used in investing activities	(164,079)	(86,955)	(26,000)	(277,034)

Financing Activities
Issuance of share capital	300,000	-	-	627,709
Share subscriptions received	(100,000)	100,000	-	-

Cash provided by financing activities	200,000	100,000	-	627,709

Increase (decrease) in cash during the period	(71,517)	(68,513)	(58,938)	92,207

Cash and term deposits, beginning of period	163,724	232,237	291,175	-

Cash and term deposits, end of period	$ 92,207	$ 163,724	$ 232,237	$ 92,207

…/Cont’d.

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2004, 2003 and 2002

and for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Incorporation) to
				December 31,
	2004	2003	2002	2004

Cash and term deposits represented by:
Cash	$ 15,207	$ 103,188	$ 13,237	$ 15,207
Term deposit	73,000	60,536	219,000	73,000
Funds held in trust	4,000	-	-	4,000

	$ 92,207	$ 163,724	$ 232,237	$ 92,207

Supplementary disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont’d

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Incorporation) to December 31, 2004

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	$ 592,109	$ -	$ 21,351	$ (265,253)	$ 348,207

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2004 and 2003

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2002	Additions	2003	Additions	2004

Acquisition costs
Option payments	$ -	$ 10,000	$ 10,000	$ -	$ 10,000
Legal fees	-	9,211	9,211	-	9,211
Advance royalty payments	-	1,200	1,200	-	1,200

Balance, ending	-	20,411	20,411	-	20,411

Deferred exploration costs
Business plan	-	3,000	3,000	-	3,000
Consulting – Note 7	-	20,359	20,359	29,376	49,735
Drilling	-	16,941	16,941	19,140	36,081
Geology	-	12,950	12,950	4,731	17,681
Geophysics	-	2,350	2,350	-	2,350
Leasing costs	-	-	-	9,050	9,050
Project supervisions and engineering	-	30,944	30,944	48,789	79,733
Travel	-	-	-	10,391	10,391
Other	-	-	-	3,208	3,208

Balance, ending	-	86,544	86,544	124,685	211,229

Equipment costs	-	-	-	36,394	36,394

Permit deposits	-	-	-	3,000	3,000

	$ -	$ 106,955	$ 106,955	$ 164,079	$ 271,034

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has entered into an option agreement to acquire up to a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has accumulated losses of $265,253 since inception and has yet to achieve profitable operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock.  Continued operations of the Company are dependent on the Company’s ability to complete equity financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Note 2

Change in Accounting Policies

a)

Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  Previously only share purchase options granted to non-employees followed this method and options granted to employees were not expensed.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Change in Accounting Policies – (cont’d)

a)

Stock-based Compensation – (cont’d)

The Company has adopted the new policy on a retroactive basis, with no restatement of prior periods effective from January 1, 2002.  No share purchase options were granted during 2002 and 2003 and accordingly no adjustments were required to be made to deficit and contributed surplus at January 1, 2004.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

b)

Flow-through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, “Flow-through Shares”, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity.  As a result of this change in policy, the Company recorded a recovery of future income tax asset with a corresponding reduction to share capital of $35,600 with respect to flow-through shares totaling $100,000 issued after March 19, 2004 and renounced during the year ended December 31, 2004.

Note 3

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 9, these financial statements conform in all material respect with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting polices summarized below:

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rock Creek Minerals Ltd. (“Rock Creek”).  All inter-company accounts have been eliminated.

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The Company changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

b)

Basic and Diluted Loss Per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

c)

Mineral Property Costs

The Company is in the process of exploring its mineral property and has not yet determined whether this property contains ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write-downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.  The Company has investigated title to its mineral property and, to the best of its knowledge, title to its property is in good standing.

d)

Financial Instruments

The carrying value of cash and term deposits, accrued interest receivable and accounts payable approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

e)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

f)

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 4

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004, the Company has the option to acquire up to a 100% interest, in certain mineral rights in properties located in the Greenwood mining division of British Columbia, subject to a 20% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, payable annually commenced July 31, 2003.  Consideration for the interest is the payment of $790,000 in exploration, development and equipment purchases in three phases of $40,000 (completed), $200,000 and $550,000 respectively.  Phase 1 payments include $10,000 to an underlying optionor and Phase 2 payments include $25,000 for an equipment purchase, both of which have been paid.

Upon completion of Phase 1 expenditures, which has been acknowledged in the agreement, the Company obtained a 30% interest.  A further 20% and 50% interest can be obtained by completion of Phase 2 and 3 expenditures respectively.  Should the Company not complete Phase 2 and 3, its interest will be converted to a 30% Net Profit Royalty, with further dilution if expenditures are made by the other interest holders.  Completion of Phase 2 and 3 is subject to qualified engineering reports and regulatory approval.  The Company can purchase the 20% Net Profit Royalty, after completion of Phase 2 but prior to Phase 3 commencement for $400,000.

Note 5

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At December 31, 2004, there were 2,022,334 (2003: 2,252,000) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,466 on April 1, 2005 (subsequently released)

ii)

404,466 on October 1, 2005

iii)

404,466 on April 1, 2006

iv)

404,466 on October 1, 2006

v)

404,470 on April 1, 2007

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted
		Average
	Number	Value

Balance, December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30

Balance, December 31, 2004	447,500	$0.19

At December 31, 2004, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
*50,000	$0.30	April 12, 2004	April 7, 2006

447,500

* These share purchase options vest at 12,500 every three months beginning July 12, 2004.

In accordance with the Company’s policy regarding stock-based compensation, options that vest after the grant date are recognized on a straight-line basis over the period from date granted to when the options are fully vested.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

c)

Share Purchase Options: - (cont’d)

Stock-based Compensation Plan – (cont’d)

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

Year ended
December 31,
2004

Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the vested director stock options granted were as follows:

Year ended
December 31,
2004

Weighted average fair value	$ 0.14
Total vested options granted	153,901
Total fair value of vested options granted	$ 21,351

d)

Share Subscriptions:

At December 31, 2003, the Company had received $100,000 in share subscriptions pursuant to a private placement.  The private placement was completed and the shares were issued on April 21, 2004 and consisted of 1,333,333 units at $0.225 per unit for total proceeds of $300,000.  Each unit consisted of one common share of the Company and one common share purchase warrant exercisable at $0.45 per share for a period of two years.  1,022,221 of the warrants included in the private placement were repriced from $0.45 per warrant to $0.30 per warrant.  Of the total, 444,444 units are for flow-through shares and flow-through warrants.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 5

Share Capital – (cont’d)

e)

Share purchase warrants:

As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

	Exercise
Number	Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006

1,333,333

f)

Flow-through Shares:

During the year ended December 31, 2004, the Company issued flow-through shares and flow-through warrants for proceeds of $100,000.  The Company committed to using the flow-through proceeds to incur exploration expenditures totaling approximately $100,000 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective on December 31, 2003.  The Company’s expenditures for the year exceeded the amount renounced and as a result it has no further commitments in this regard.  The total amount of $100,000 in expenses will not be available to the Company for future deduction from taxable income.

Note 6

Restricted Cash

Included in cash is $4,000 held in trust, by the Company’s lawyer, for possible future royalty payments related to the Lapin Barite Property.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 7

Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company and an officer of the Company:

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2004	2003	2002	2004

Accounting	$ 15,991	$ 8,459	$ 12,215	$ 42,465
Consulting	9,000	-	-	9,000
Office and miscellaneous	9,000	9,000	9,000	34,125
Rent	9,000	9,000	9,000	34,125
Travel	1,575	-	-	1,575

Deferred exploration costs:
Consulting	29,376	-	-	29,376

	$ 73,942	$ 26,459	$ 30,215	$ 150,666

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable at December 31, 2004 is $15,233 (2003:  $12,104) due to a partnership controlled by two directors of the Company and an officer of the Company.

Note 8

Income Taxes – Note 5(d)

The Company has available Canadian exploration and development expenses of $342,885, non-capital losses of $129,821 and undeducted share issue costs totaling $6,096, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2011	10,733

$ 129,821

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Income Taxes – Note 5(d) – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carry-forward	$ 46,216	$ 44,801
Undeducted share issue costs	2,170	6,331
Resource expenditures	25,579	20,450

	73,965	71,582
Valuation allowance for future income tax assets	(73,965)	(71,582)

Future income tax asset, net	$ -	$ -

Note 9

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties must be expensed as incurred.  Therefore an additional expense is required under US GAAP.

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported at the value of compensation received less the after tax value of the exploration costs renounced and a recovery of future income tax asset is reported on the statement of operations.  Under US GAAP flow-through shares have a carrying value equal to that of non-flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations.  As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non-flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes and the flow-through shares should be reported at fair value.

c)

The impact of the above on the financial statements is as follows:

				February 8,
				2000
				(Date of
				Incorporation)
				December 31,
	2004	2003	2002	2004
STATEMENT OF OPERATIONS

Net loss for the year per Canadian GAAP	$ (106,421)	$ (75,927)	$ (54,014)	$ (265,253)

Resource property acquisition	-	(20,411)	-	(20,411)
Exploration costs incurred	(124,685)	(86,544)	-	(211,229)
Recovery of future income tax asset	(35,600)	-	-	(35,600)

Net loss per US GAAP	$ (266,706)	$ (182,882)	$ (54,014)	$ (532,493)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.05)	$ (0.04)

Weighted average number of shares outstanding per US GAAP	4,592,819	3,667,500	1,415,500

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

c)

The impact of the above on the financial statements is as follows: - (cont’d)

				February 8,
				2000
				(Date of
				Incorporation)
				December 31,
	2004	2003	2002	2004
STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	$ (107,438)	$ (81,558)	$ (32,938)	$ (258,468)

Resource property acquisition	-	(20,411)	-	(20,411)
Exploration costs incurred	(124,685)	(86,544)	-	(211,229)

Cash flows used in operating activities per US GAAP	(232,123)	(188,513)	(32,938)	(490,108)

Cash flows from financing activities per Canadian and US GAAP	200,000	100,000	-	627,709

Cash flows used in investing activities per Canadian GAAP	(164,079)	(86,955)	(26,000)	(277,034)

Resource property acquisition	-	20,411	-	20,411
Exploration costs incurred	124,685	86,544	-	211,229

Cash flows used in investing activities per US GAAP	(39,394)	20,000	(26,000)	(45,394)

Increase (decrease) in cash per US GAAP	$ (71,517)	$ (68,513)	$ (58,938)	$ 92,207

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

c)

The impact of the above on the financial statements is as follows: - (cont’d)

	December 31,	December 31,
	2004	2003
BALANCE SHEET

Total assets per Canadian GAAP	$ 370,153	$ 291,663
Mineral properties	(231,640)	(106,955)

Total assets per US GAAP	$ 138,513	$ 184,708

Total liabilities per Canadian and US GAAP	$ 21,946	$ 22,786

Deficit, per Canadian GAAP	$ (265,253)	$ (158,832)
Resource property acquisition	(20,411)	(20,411)
Exploration costs incurred	(211,229)	(86,544)
Recovery of FIT asset	(35,600)	-

Deficit, per US GAAP	(532,493)	(265,787)

Share capital and share subscriptions per Canadian GAAP	592,109	427,709
Flow-through shares	35,600	-

Share capital and share subscriptions per US GAAP	627,709	427,709

Contributed surplus per Canadian and US GAAP	21,351	-

Total shareholders’ equity per US GAAP	$ 116,567	$ 161,922

Note 10

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zena Capital Corp. --- SEC File Number 0-50829

Registrant

Dated: June 9, 2005        By /s/ Terry Amisano________________________

                                  Terry Amisano, President/CEO/Director