Form 20-F
period 2005-12-31
Zena Capital Corp
filed 2006-06-30
CIK 1295547

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2005 ENDED DECEMBER 31, 2005

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

Index to Exhibits on Page 53

ZENA CAPITAL CORP.

FISCAL 2005 ENDED December 31, 2005

FORM 20-F ANNUAL REPORT

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               9

Item 2.  Offer Statistics and Expected Timetable                             9

Item 3.  Key Information                                                     9

Item 4.  Information on the Company                                         17

Item 5.  Operating and Financial Review and Prospects                       24

Item 6.  Directors, Senior Management and Employees                         33

Item 7.  Major Shareholders and Related Party Transactions                  40

Item 8.  Financial Information                                              42

Item 9.  The Offer and Listing                                              47

Item 10. Additional Information                                             47

Item 11. Quantitative and Qualitative Disclosures About Market Risk         49

Item 12. Description of Securities Other Than Equity Securities             49

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     49

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds                              49

Item 15. Controls and Procedures                                            49

Item 16. Reserved                                                           51

Item 16A.  Audit Committee Financial Expert                                 51

Item 16B.  Code of Ethics                                                   51

Item 16C.  Principal Accountant Fees and Services                           51

Item 16D.  Exemptions from the Listing Standards for Audit Committees       52

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            52

PART III

Item 17. Financial Statements                                               52

Item 18. Financial Statements                                               52

Item 19. Exhibits                                                           53

Financial Statements                                                        54

Signature Page                                                              74

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

BUSINESS OF ZENA CAPITAL CORP.

Zena Capital Corp. (the “Company”) is a mineral exploration company.  Its main focus is on property acquisition and exploration.  The Company has earned a 100% interest in the Industrial Minerals Project, a barite exploration property in southern British Columbia.

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

“anomalies”   Deviations from uniformity or regularity in geophysical or geochemical quantities.

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

“barite”     Sedimentary-hosted, stratiform or lens-shaped barite bodies,

             that may reach over ten meters in thickness and several

             kilometers in strike length.  Bariterich rocks (barites) are commonly lateral distal equivalents of shale-hosted Pb-Zn

             (SEDEX) deposits.  Some barite deposits are not associated with shalehosted Zn-Pb deposits.  AGE OF MINERALIZATION: Deposits are hosted by rocks of Archean to Mesozoic ages but are most common in rocks of Phanerozoic, especially in the mid to late

             Paleozoic age.   HOST/ASSOCIATED ROCK TYPES: Major rock types

             hosting barite are carbonaceous and siliceous shales,

             siltstones, cherts, argillites, turbidites, sandstones,

             dolomites and limestones.   DEPOSIT FORM: Stratiform or

             lens-shaped deposits are commonly meters thick, but their

             thickness may exceed 50 meters.  Their lateral extent may be over several square kilometers.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended December 31st were derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data for Fiscal 2002/2001 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

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

The Company was incorporated 2/8/2000.  The Company completed its initial public offering in March 2001.  The Company acquired its Industrial Minerals Property pursuant to an Option Agreement dated 9/24/2003 (amended 11/29/2003, 4/7/2004); an additional agreement was dated 10/14/2005.  A private placement of 1,333,333 units of common stock and warrants was completed in April 2004, raising $300,000.  A private placement of $100,000 of 10% convertible debentures was completed in November 2005.

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

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                           Year        Year        Year        Year        Year

                          Ended       Ended       Ended       Ended       Ended

                     12/31/2005  12/31/2004  12/31/2003  12/31/2002  12/31/2001

CANADIAN GAAP

Sales Revenue                $0          $0          $0          $0          $0

Loss From Operations      ($192)      ($123)       ($74)       ($56)       ($38)

Loss for the Period       ($194)      ($106)       ($76)       ($54)       ($28)

Basic Loss per Share     ($0.04)     ($0.02)     ($0.02)     ($0.04)     ($0.03)

Dividends Per Share       $0.00       $0.00       $0.00       $0.00       $0.00

Wtg. Avg. Shares (000)     5001        4593        3668        1415         915

Period-end Shares O/S      5001        5001        3668        3668        3668

--------------------------------------------------------------------------------

Working Capital           ($195)       $ 77        $162        $245        $145

Mineral Properties          351         271         106           0           0

Long-Term Debt, etc.          0           0           0           0           0

Capital Stock               592         592         328         328         169

Shareholders’ Equity        157         348         269         245         168

Total Assets                401         370         292         258         182

--------------------------------------------------------------------------------

US GAAP

Net Loss                  ($289)      ($267)

Loss per Share           ($0.06)     ($0.06)

Mineral Properties           $0          $0

Shareholders’ Equity      ($119)       $117

Total Assets                $89        $139

--------------------------------------------------------------------------------

(1)  Certain of the comparative figures have been reclassified to conform with

     Fiscal 2005’s presentation.

(2)  USGAAP Cumulative Net Loss since incorporation through 12/31/2005 was ($821,603)

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

April 2006                                               1.17     1.12    1.12

March 2006                                               1.17     1.13    1.17

February 2006                                            1.16     1.14    1.14

January 2006                                             1.17     1.14    1.14

December 2005                                            1.17     1.15    1.17

November 2005                                            1.20     1.17    1.17

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

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

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has insufficient funds to undertake its planned operations and exploration projects during Fiscal 2006; additional financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($193,598), ($106,421), and ($75,927) in Fiscal Years 2005/2004/2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.20 (low) to CDN$0.45 (high) during the period from 1/1/2005 to 12/31/2005, trading at CDN$0.38 on 12/31/2005; the closing price of our shares was CDN$0.58 on 5/31/2006.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.  The Company has earned/acquired a 100% interest in the Industrial Minerals Property, a barite exploration project in British Columbia.  During Fiscal 2003, the Company expended $20,411 and $86,544, on property acquisition and property exploration, respectively. During Fiscal 2004, the Company expended $nil and $164,079, on property acquisition and property exploration, respectively.  During Fiscal 2005, the Company expended $12,800 and $67,654, on property acquisition and property exploration, respectively.  Acquisition was completed with a $10,000 property payment in early Fiscal 2006.

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

The Company has 100,000,000 no par common shares authorized and 100,000,000 preferred shares without par value authorized.  At 12/31/2005, the end of the Company's most recent fiscal year, there were 5,000,833 common shares issued and outstanding.  At 5/31/2005, there were 5,293,333 common shares issued/outstanding.

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

2002:  Nil

2003:  Nil

2004:  April 2004 Private Placement              1,333,333 Units      $300,000

2005:  $100,000 of 10% Convertible Debentures due 11/30/2006

2006-to-date: $46,875 from exercise of 292,500 stock options.

______________________________________________________________________________

Capital Expenditures

FY2000: $nil

FY2001: $nil

FY2002: $nil

FY2003: $106,955 for the Industrial Minerals Property

FY2004: $164,079 for the Industrial Minerals Property

FY2005: $ 80,454 for the Industrial Minerals Property

Plan Of Operations

Source of Funds for Fiscal 2006

The Company’s primary source of funds since incorporation has been through the issuance of equity.  At yearend, the Company did not have operating revenues.  As of 12/31/2005, the Company had negative working capital of ($194,980).  During Fiscal 2006 to date, $46,875 has been raised from the exercise of 292,500 stock options.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2006 were preliminary.

Use of Funds for Fiscal 2006

During Fiscal 2006, the Company estimates that it might expend $150,000 on general/administrative expenses.  During Fiscal 2006, the Company estimates that it might expend $300,000 on property acquisition/exploration/development expenses, depending upon the timing of property access.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Pursuant to an Option Agreement executed on 9/24/2003 (amended on 11/29/2003 and 4/7/2004) and an agreement dated 10/14/2005, Company owns 100% of the Industrial Minerals Property.

Phase I of the Program was completed by the Company, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs.  The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent.  As a result of these expenditures, the Company earned a 30% interest.   The drilling and related exploration work (12 diamond-drill holes for a total of 204 meters) that was completed on the property confirmed the presence of substantial high-grade barite.

The Company commenced Phase II based on a qualified engineering report recommending the expenditure of $200,000.  Phase II of the Program was to include exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” was obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals.  The qualified engineering report (43-101 compliant report) categorized this resource.  Proceeds from sale of the bulk sample from Phase II of the Program were to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase III of the Program, should the Company have elected to proceed with Phase III of the Program.

The Company incurred approximately $200,000 on Phase II, but was unable to commence the production and test marketing of a bulk sample due to the Company’s inability to obtain access to the Industrial Mineral Property (see below).

After completion of Phase II and Phase III (Phase III was to include equipment purchase, exploration, and development of a barite crushing and milling facility), the Company was to own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean and Roy Brown) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  The Company could have purchased, for $400,000, the 20% Net Profit Royalty after completion of Phase II, but prior to Phase III commencing.  After commencement of Phase III, the purchase price of the 20% was subject to independent valuation.

By an agreement dated 10/14/2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 (paid).  As per the 10/14/2005 agreement, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31st.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.  As a result of this acquisition, the Company is no longer required to proceed with Phase III.  The Company intends to proceed with the project in a manner that is economical, operationally beneficial, and environmentally sound.

Operations during the year ended 12/31/2004 were primarily related to completion of the Company’s qualifying transaction, further expenditures on Phase II of the Industrial Mineral Property, the completion of a private placement needed to raise funds for further exploration and development expenditures, the negotiation of a supply agreement with a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for the sale of barite powder and issues with respect to access to the Industrial Minerals Property.  The Company conducted, as outlined in Phase II of it’s Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property.  The 2004 Program successfully outlined an additional barite zone on strike to the initial open pit zone.  This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.

Operations during Fiscal 2005 were primarily related to further expenditures on Phase II of the Industrial Mineral Property and issues with respect to access to the Property.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.

The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on 4/6/2005.  On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property.  On 8/3/2005, the Company received the order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/26/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed both orders with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration order dated February 24, 2006, the matters related to access as outlined in the Mediation order of August 11, 2005, and filed in the Supreme Court of British Columbia, were upheld.  The Company is currently formulating its plans with respect to undertaking certain exploration programs scheduled for 2006.  The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

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

United States vs. Foreign Sales/Assets

During Fiscal 2005/2004/2003, the Company generated no sales revenue.

At 12/31/2005 and 12/31/2004, all assets were located in Canada.

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

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 250 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia  Canada  V6C 2T7.  The Company began occupying these facilities in February 2000.  Monthly rent is $750, with an additional $500 a month for equipment rent.  Office expenses for a field office is $300 per month.

Figure No.1

Mineral Property Map

Industrial Minerals Property

British Columbia, Canada

Barite Exploration

Acquisition Details

The Company formalized a letter of intent dated 5/23/2003 (amended 8/12/2003) with the execution on 9/24/2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals (“Minerals”), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the “Industrial Minerals Property”).  The Company and the optionor were arm’s-length parties.  Under these agreements, the Company earned a 30% option interest by completing Phase One of the exploration program that wherein the Company incurred $55,428 in exploration costs and property payments of $19,211 (including $9,211 of related legal costs).

The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a required bulk sample due to the Company’s inability to obtain physical access to the property.

By an agreement dated 10/14/2005, the optionor agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000 (paid).  As per the 10/14/2005 agreement, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the “bulk sample”.  Minimum advance royalty payments of $4,000 per year are payable by July 31st.  The Company must also pay $90,000 upon the commencement of commercial production.  Roy Brown, an officer of the Company (director and officer of Company’s subsidiary) holds the 10% net profits interest.

Property Description/Location/Access

The property consists of 12 claims that are all in good standing as per the mineral titles office available on the Internet.  The claims are located on the Mineral Title map sheet number 82E005.  The center of the claims occurs at Latitude 490 01’ 45” North and Longitude 1190 07’ 00” West.

The work completed in the due diligence and exploration phase of the program were filed to record more work on the property and move the expiry date forward.  Sufficient work was completed in 2003/2004/2005 to extend the expiry dates to 10/30/2006 on the Claims.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2005, 12/31/2004, and 12/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Overview

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended 12/31/2004.  The TSX Venture Exchange’s approval of the qualifying transaction was on 4/2/2004.  After that date, the Company was able to focus its energy on the Industrial Minerals Property and consequently increased the rate of expenditures both administratively and directly on the property.  Evidenced by the Company’s property expenditures: $106,955 in Fiscal 2003; $164,079 in Fiscal 2004; and $80,454 in Fiscal 2005.

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

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the Company’s convertible debentures would be allocated to contributed surplus (additional paid-in capital) from share capital.  Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended 12/31/2005, an additional interest expense (including accretion) of $15,058 has been recorded.

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

Operating Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

__________________________________________________________________________________________________

Quarters Ended

                  12/31/05   9/30/05   6/30/05   3/31/05    12/31/04   9/30/04   6/30/04   3/31/04

Total revenues:         $0        $0        $0        $0          $0        $0        $0        $0

Net Income (Loss) ($66,383) ($30,915) ($47,788) ($48,512)    $21,974  ($41,624) ($55,471) ($31,300)

Loss Per share      ($0.01)   ($0.01)   ($0.01)   ($0.01)      $0.00    ($0.01)   ($0.01)   ($0.01)

__________________________________________________________________________________________________

Fiscal 2005 Ended 12/31/2005 versus Fiscal 2004

Operations during Fiscal 2005 were primarily related to further expenditures on Phase II of the Industrial Mineral Property and issues with respect to access to the property.  During Fiscal 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil-sampling program on the Rock Creek Lapin Barite Property.  The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone.  This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.

The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.  A baseline survey was completed in May 2005.  This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water).  Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities.

The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on April 6, 2005.  On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property.  On 8/3/2005, the Company received the order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/25/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed both orders with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration order dated 2/24/2006, the matters related to access as outlined in the Mediation order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld.  The Company is currently formulating its plans with respect to undertaking certain exploration programs scheduled for Fiscal 2006.  The Arbitration order provides the Company with the right to request costs associated with the Arbitration order.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company had entered into an agreement dated 3/19/2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on 3/19/2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

Administration Expenses rose 56% to $192,014 in Fiscal 2005 versus $122,769 in Fiscal 2004; this was primarily due to the increased activity with respect to costs regarding Phase II of the Program, access to the property, and legal costs related to a financing.

Commencing on 4/2/2004, the Company began paying consultants a total of $2,000 per month for services with respect to the administration of the Company.  $1,000 per month is being charged by a partnership controlled by directors of the Company, for administrative services.  $5,000 is being charged by a material shareholder for administrative services and acquisition/business opportunity consulting.  Legal fees tripled to $36,160 because of issues related to property access, a financing, and the property acquisition agreement.  “Accounting/audit fees” were $23,027 (versus $17,991); the increase related to increased Canadian and US regulatory efforts.

The Net Loss increased to ($193,598) from ($106,541).  Net Loss Per Shares was ($0.04) versus ($0.02).  Weighted average number of shares increased to 5.0 million from 4.6 million as a result of private placement in April 2004 of a 1,333,333 private placement of units of common shares and warrants.

Fiscal 2004 Ended 12/31/2004 versus Fiscal 2003

Effective 4/2/2004, the Company worked on the acquisition of the Industrial Minerals Property and a related $300,000 private placement, its “qualifying transaction”.  These steps completed the Company’s transition from being a “capital pool company” to an operating company involved in exploration of its natural resource property.  An adjunct to these accomplishments was the re-initiation of common shares trading on the TSX Venture Exchange, suspended pending the completions.

During Fiscal 2004, the Company commenced the Phase II program, which was scheduled to include exploration, equipment purchase and completion of production and test marketing of a “bulk sample” of up to 10,000 tons of barite.  Permission to obtain a permit for the “bulk sample” has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of minerals.  The 2004 Program successfully outlined an additional barite zone on strike to the initial open pit zone; this new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  Phase II has not yet completed, as the Company was unable to complete the required expenditures due to its inability to gain access to the property.  The Company had anticipated resolution of the access dispute with the landowner during Fiscal 2005, and hoped to complete Phase II, including producing a 10,000 tonne barite “bulk sample” from its Industrial Mineral Property during Fiscal 2005.

Administration Expenses rose 65% to $122,769 in Fiscal 2004 versus $74,388 in Fiscal 2003; this was primarily due to the increased activity with respect to costs regarding completing the qualifying transaction and commencing Phase II of the Program.  Commencing on 4/2/2004, the Company began paying consultants a total of $2,000 per month for services with respect to the administration of the Company.  A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company.  The Company also paid a consultant a total of $12,044 in respect to fees for a Form 20-F Registration with the US SEC, and incurred $14,750 in sponsorship fees related to the qualifying transaction.  “Accounting/audit fees” were $17,991 (versus $10,784); the increase related to increased Canadian and US regulatory efforts.  Rent was $12,500 (versus $9,000), the increase resulting from providing office facilities for the Chief Financial Officer.  ”Other Items” during Fiscal 2004 were ($19,252) mostly resulting from stock-based compensation.

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

Liquidity and Capital Resources

Fiscal 2006 To Date

During April 2006, 292,500 stock options were exercised, raising $46,875.

During April 2006, 30,000 stock options expired unexercised and 1,333,333 warrants expired unexercised.

Fiscal 2005 Ended 12/31/2005

The Company had negative working capital of ($194,980) on 12/31/2005.

The Company had working capital of $77,173 on 12/31/2004.

In November 2005, the Company completed a non-brokered private placement of $100,000 in Convertible Debentures (the “Debentures”); each Debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The Debentures are convertible, at the option of the holder, into units of the Company for a period of one year, at a deemed price of $0.305 per unit.  Each unit will be comprised of one common shares and one common share purchase warrant exercisable into common shares, at a price of $0.305 per share until 11/30/2006.  If all Debentures are converted into units, a total of 327,865 common shares will be issued, and if all of the warrants are exercised, a total of 327,865 additional common shares will be issued.  The Debentures are secured by general security agreements over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.  The Debentures, and any common shares or warrants issued by the Company pursuant to a conversion of the Debentures, were be subject to a hold period of four months and one day, until 4/1/2006, pursuant to the policies of the TSX Venture Exchange and applicable securities laws

Cash Used by Fiscal 2005 Operating Activities totaled ($70,626) including the ($193,598) Net Loss; significant adjustments included: $1,899 stock-based compensation; and $121,073 in net changes in non-cash working capital items related to operations.  Cash Used in Investing Activities was ($80,454), for acquisition/exploration of the Rock Creek Industrial Minerals Property.  Cash Provided by Financing Activities was $100,000 from the aforementioned convertible debenture.

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

Cash Used by Fiscal 2004 Operating Activities totaled ($107,438) including the ($106,421) Net Loss; significant adjustments included ($35,600) recovery of future income tax assets; $21,351 stock-based compensation; and ($15,266) in net changes in non-cash working capital items related to operations.  Cash Used in Investing Activities was ($164,079), for acquisition/exploration of the Industrial Minerals Property.  Cash Provided by Financing Activities was $200,000 from $300,000 issuance of share capital, offset by ($100,000) subscriptions received in Fiscal 2003 in advance of the April 2004 offering.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management  update as necessary, especially resume

Table No. 6

Directors and Senior Management

May 31, 2006

______________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                        Position                    Age        Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)     President/CEO/Director       51      February 2000

Roy Brown (3)               CFO/Secretary                62         April 2004

Alan Crawford (1)           Director                     51      February 2003

Kevin R. Hanson (1)         Director                     49      February 2000

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends about 10% of his time on the affairs of the Company.

(3)  He spends about half of his time on the affairs of the Company.

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

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 12/31/2005 was $92,256; including $48,010 accrued/paid to Amisano Hanson (of which Terry Amisano and Kevin Hanson are partners) and Roy Brown was paid $44,246.  Refer to ITEM 7B for related party transactions.

Options/SARs Granted During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to Senior Management, Directors, employees and consultants.  No SARs (stock appreciation rights) were granted during this period.

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by Senior Management, Directors and/or employees/consultants.  No SARs (stock appreciation rights) were granted/exercised during this period.

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7 and Table #8 for information about stock options granted and outstanding.

During the most recently completed fiscal year, no stock options were exercised by or granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted or exercised during this period.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry Amisano, Alan Crawford, and Kevin Hanson.  The Audit Committee met five times during Fiscal 2005.

6.D.  Employees

As of 5/31/2006, the Company had two employees, including the Senior Management.  As of 12/31/2005 and 12/31/2004, there were two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 8 lists Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 7 also includes data on Greg Burnett, the only other person/company where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

May 31, 2006

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

  of                                                  of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   Terry Amisano (1)                                  917,361     17.3%

Common   Kevin Hanson (1)                                   917,361     17.3%

Common   Alan Crawford (2)                                  636,111     12.0%

Common   Greg Burnett (3)                                   611,111     11.5%

Common   Global Capital Group Ltd. (4)                      266,667      5.0%

Common   Roy Brown                                           20,000      0.4%

Total Directors/Management/5% Holders                     3,368,611     63.5%

-----------------------------------------------------------------------------

(1)    235,832 shares are escrowed where resale is controlled by Canadian regulatory authorities.

       In addition, he owns $20,000 convertible debentures that are convertible into 65,573 common shares and 65,573 warrants.

(2)     75,000 represent currently exercisable stock options.

       168,332 shares are escrowed where resale is controlled by Canadian regulatory authorities.

       In addition, he owns $20,000 convertible debentures that are convertible into 65,573 common shares and 65,573 warrants.

(3)     50,000 represent currently exercisable stock options.

       168,332 shares are escrowed where resale is controlled by Canadian regulatory authorities.

       In addition, he owns $20,000 convertible debentures that are convertible into 65,573 common shares and 65,573 warrants.

(4)    Controlled 90% by Norman Gross;

       Located at 249 South Van Dorn Street, #208, Alexandria, VA  22304.

-----------------------------------------------------------------------------

*  Based on 5,293,333 common shares outstanding as of 5/31/2005 and stock options held by each beneficial holder exercisable within sixty days.

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

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12-month period;

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

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 8, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

Table No. 8

Stock Options Outstanding

May 31, 2006

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of      CDN$

                                      Common  Exercise      Grant   Expiration

Name                                   Stock     Price       Date         Date

------------------------------------------------------------------------------

Alan Crawford                         75,000     $0.225  4/12/2004   4/07/2009

Total Senior Management/Directors     75,000

Consultant                            50,000     $0.225  4/12/2004   4/07/2009

Total                                125,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7 and #8 for additional information.

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2005  12/31/2004  12/31/2003

------------------------------------------------------------------------------

Terry Amisano                                  786,111     786,111     675,000

Kevin Hanson                                   786,111     786,111     675,000

Alan Crawford                                  561,111     561,111     450,000

Gregory Burnett                                561,111     561,111     450,000

______________________________________________________________________________

7.A.1.c.  Different Voting Rights

7.A.2.  Canadian Share Ownership.  On 5/5/2006, the Company’s shareholders’ list showed 5,293,333 common shares outstanding, with 13 registered shareholders.  One of these shareholders was non-Canadian, holding 155,555 common shares (representing less than 1% of the issued/outstanding shares); 12 registered shareholders were resident in Canada, holding 5,137,778 common shares (99%).

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Amisano Hanson, Chartered Accountants

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Kevin Hanson and Terry Amisano are principles of Amisano Hanson, a partnership.  Amisano Hanson was paid accounting fees, office/miscellaneous/rent as follows:

                                                    Fiscal    Fiscal    Fiscal

Expense                                               2005      2004      2003

Accounting                                         $18,980   $15,991    $8,459

Consulting                                          12,000     9,000       nil

Office and miscellaneous                            10,372     9,000     9,000

Rent                                                 9,900     9,000     9,000

                                                   $51,252   $42,991   $26,459

Roy Brown, Chief Financial Officer

During Fiscal 2005/2004, Roy Brown was paid $44,246 and $29,376 for consulting on exploration efforts and was reimbursed $nil and $1,575 for travel expenses.  Mr. Brown owns a 10% net profit interest in the Industrial Minerals Property.

Greg Burnett, Material Shareholder

$60,000 was accrued to Carob Management for consulting services, owned by Greg Burnett.

Amounts Payable to Insiders

Included in accounts payable was $48,011, $15,233 and $12,104 at 12/31/2005, 12/31/2004 and 12/31/2003, respectively, owing to Amisano Hanson for the services referred to above.  $64,200 was owed to Carob Management.

Other than as disclosed above, there have been no transactions since 12/31/2002, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

  Fiscal 2005/2004/2003 Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

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

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________

____________________________________________________________________________

                                                                   - Sales -

  Period                                                    Canadian Dollars

   Ended                             Volume           High     Low   Closing

----------------------------------------------------------------------------

Monthly

 5/31/2006                           10,000          $0.58   $0.57     $0.58

 4/30/2006                            5,000           0.57    0.57      0.57

 3/31/2006                           26,500           0.57    0.55      0.57

 2/29/2006                            3,500           0.51    0.50      0.51

 1/31/2006                            5,000           0.50    0.40      0.50

12/31/2005                            1,500           0.40    0.38      0.38

----------------------------------------------------------------------------

Quarterly

 3/31/2006                           35,000          $0.57   $0.40     $0.57

12/31/2005                           38,000           0.40    0.35      0.38

 9/30/2005                            4,000           0.31    0.27      0.31

 6/30/2005                           14,500           0.30    0.20      0.27

 3/31/2005                           33,500           0.50    0.30      0.30

12/31/2004                           78,800           0.50    0.22      0.33

 9/30/2004                           57,513           0.30    0.25      0.25

 6/30/2004                           10,500           0.30    0.29      0.29

 3/31/2004                                0           0.30    0.30      0.30

----------------------------------------------------------------------------

Yearly

12/31/2005                           92,500          $0.57   $0.20     $0.57

12/31/2004                          143,813           0.50    0.22      0.33

12/31/2003                           15,000           0.40    0.27      0.30

12/31/2002                           67,900           0.40    0.25      0.30

12/31/2001                        1,633,500           0.60    0.36      0.37

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

Warrants

As of 5/31/2006, no warrants were outstanding.

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

Escrowed Common Shares

On 3/16/2000, the Company issued 2,252,000 common shares at $0.075 per share.  36% of those common shares are still subject to the escrow agreement described below.  They are held as follows on 5/31/2006:

______________________________________________________________________________

Terry Amisano.................................................. 202,500 shares

Kevin Hanson................................................... 202,500 shares

Greg Burnett................................................... 135,000 shares

Alan Crawford.................................................. 135,000 shares

Brian Hanson....................................................    600 shares

............................................................... 675,600 shares

Pursuant to the Company’s April 2004 private placement of 1,333,333 units of common shares and warrants, the following four individuals each purchased 111,111 units.  The common shares within the unit and the common shares issueable upon exercise of the warrants are subject to the escrow agreement described below.  The warrants expired unexercised.  They are held as follows on 5/31/2006:

______________________________________________________________________________

Terry Amisano................................................... 33,332 shares

Kevin Hanson.................................................... 33,332 shares

Greg Burnett.................................................... 33,332 shares

Alan Crawford................................................... 33,333 shares

................................................................133,334 shares

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

d) 15% on 10/1/2005 (released);

e) 15% on  4/1/2006 (released);

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

At the end of Fiscal 2005 Ended 12/31/2005 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

_____________________________________________________________________________

Fiscal Year ended December 31 2005 and 2004       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2005            2004

-----------------------------------------------------------------------------

Audit Fees                                             $4,000          $2,000

Audit Related Fees                                          0               0

Tax Fees                                                    0               0

All Other Fees                                              0          _    0

Total                                                  $4,000          $2,000

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

Audited Consolidated Financial Statements

 Auditor's Report, dated 4/21/2005

 Consolidated Balance Sheets at 12/31/2005 and 12/31/2004

 Consolidated Statements of Operations:

   for the fiscal years ended 12/31/2005, 12/31/2004, and 12/31/2003 cumulative from date of incorporation

 Consolidated Statements of Cash Flows:

   for the fiscal years ended 12/31/2005, 12/31/2004, and 12/31/2003

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

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a) (attached)

     CEO – Terry Amisano

     CFO – Roy Brown

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:  (attached)

     CEO – Terry Amisano

     CFO – Roy Brown

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and cash flows for the years ended December 31, 2005, 2004 and 2003 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2005 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 21, 2006	Chartered Accountants

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

Our report to the shareholders dated April 21, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 21, 2006	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and term deposits – Note 5	$ 41,127	$ 92,207
GST receivable	6,783	1,442
Accrued interest receivable	-	820
Prepaid expenses and deposits	1,850	4,650

	49,760	99,119

Mineral property – Notes 3, 6 and Schedule 1	351,488	271,034

	$ 401,248	$ 370,153

LIABILITIES

Current
Accounts payable – Note 6	$ 144,740	$ 21,946
Convertible debentures – Note 8	100,000	-

	244,740	21,946

SHAREHOLDERS’ EQUITY

Share capital – Note 4	592,109	592,109
Contributed surplus – Note 4	23,250	21,351
Deficit accumulated during the exploration stage	(458,851)	(265,253)

	156,508	348,207

	$ 401,248	$ 370,153

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4 and 8

Subsequent Events – Notes 3 and 4

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Inception)
				to December 31,
	2005	2004	2003	2005

Administrative Expenses
Accounting and audit fees – Note 6	$ 23,027	$ 17,991	$ 10,784	$ 75,932
Consulting fees – Note 6	75,178	30,044	-	108,522
Filing fees	11,677	8,993	13,142	38,662
Interest and bank charges	341	1,547	309	3,010
Interest on convertible debentures	850	-	-	850
Investor relation costs	2,794	4,209	2,315	10,630
Legal fees	36,160	10,062	15,532	79,969
Office and miscellaneous – Note 6	12,258	10,347	9,670	48,862
Printing	966	1,133	726	5,212
Rent – Note 6	14,071	12,500	9,000	51,696
Sponsorship costs	-	14,750	7,500	22,250
Transfer agent	9,531	8,519	4,383	29,680
Travel – Note 6	5,161	2,674	1,027	13,777

Loss before other items	(192,014)	(122,769)	(74,388)	(489,052)

Other items:
Interest income	315	2,099	4,141	29,531
Project investigation costs	-	-	(5,680)	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	(1,899)	(21,351)	-	(23,250)

Loss for the period before income tax provision	(193,598)	(142,021)	(75,927)	(494,451)

Recovery of future income tax asset	-	35,600	-	35,600

Net loss for the period	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)

Basic and diluted loss per share	$ (0.04)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding	5,000,833	4,592,819	3,667,500

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of Inception)
				to December 31,
	2005	2004	2003	2005

Operating Activities
Net loss for the period	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)
Non-cash items:
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	1,899	21,351	-	23,250
Recovery of future income tax asset	-	(35,600)	-	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(5,341)	2,951	(3,057)	(6,783)
Accrued interest receivable	820	271	3,496	-
Prepaid expenses and deposits	2,800	10,850	(15,500)	(1,850)
Accounts payable	122,794	(840)	9,430	144,740

Cash used in operating activities	(70,626)	(107,438)	(81,558)	(329,094)

Investing Activities
Promissory note receivable repaid (advanced)	-	-	20,000	(6,000)
Mineral property costs	(80,454)	(164,079)	(106,955)	(351,488)

Cash used in investing activities	(80,454)	(164,079)	(86,955)	(357,488)

Financing Activities
Issuance of share capital	-	300,000	-	627,709
Share subscriptions received	-	(100,000)	100,000	-
Convertible debentures issued	100,000	-	-	100,000

Cash provided by financing activities	100,000	200,000	100,000	727,709

Increase (decrease) in cash during the period	(51,080)	(71,517)	(68,513)	41,127

Cash and term deposits, beginning of period	92,207	163,724	232,237	-

Cash and term deposits, end of period	$ 41,127	$ 92,207	$ 163,724	$ 41,127

…/Cont’d.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

and for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2005	2004	2003	2005

Cash and term deposits represented by:
Cash	$ 37,127	$ 15,207	$ 103,188	$ 37,127
Term deposit	-	73,000	60,536	-
Funds held in trust	4,000	4,000	-	4,000

	$ 41,127	$ 92,207	$ 163,724	$ 41,127

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2005

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

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2005

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)

Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	5,000,833	592,109	-	21,351	(265,253)	348,207

Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	5,000,833	$ 592,109	$ -	$ 23,250	$ (458,851)	$ 156,508

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2005 and 2004

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2003	Additions	2004	Additions	2005

Acquisition costs
Option payments	$ 10,000	$ -	$ 10,000	$ 10,000	$ 20,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	-	1,200	2,800	4,000

Balance, ending	20,411	-	20,411	12,800	33,211

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	20,359	29,376	49,735	45,190	94,925
Drilling	16,941	19,140	36,081	-	36,081
Geology	12,950	4,731	17,681	800	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	-	9,050	9,050	5,500	14,550
Project supervisions and engineering	30,944	48,789	79,733	9,560	89,293
Travel	-	10,391	10,391	4,533	14,924
Other	-	3,208	3,208	2,071	5,279

Balance, ending	86,544	124,685	211,229	67,654	278,883

Equipment costs	-	36,394	36,394	-	36,394

Permit deposits	-	3,000	3,000	-	3,000

	$ 106,955	$ 164,079	$ 271,034	$ 80,454	$ 351,488

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is an exploration stage public company whose common shares trade on the TSX Venture Exchange (“Exchange”).  The Company has acquired a 100% interest in mineral claims located in the Greenwood Mining District of British Columbia (Note 3) and has not yet determined whether this property contains reserves that are economically recoverably.  This acquisition served as the Company’s Qualifying Transaction pursuant to Policy 2.4 of the Exchange and effective April 2, 2004, the Company was no longer considered a Capital Pool Company.  The recoverability of amounts from the property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2005, the Company had not yet achieved profitable operations, has a working capital deficiency of $194,980, has accumulated losses of $458,851 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of the Province of British Columbia on February 8, 2000.

The operations of the Company have primarily been funded by the issuance of capital stock and debt.  Continued operations of the Company are dependent on the Company’s ability to complete equity or debt financing or generate profitable operations in the future.  Management’s plan in this regard is to secure additional funds through future equity financing.  Such financing may not be available or may not be available on reasonable terms.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 2

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 9, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

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

The Company incorporated Rock Creek on March 5, 2003 as 665212 BC Ltd. in the Province of British Columbia.  The subsidiary changed its name to Rock Creek Barite Ltd. and further subsequently changed its name to Rock Creek Minerals Ltd.

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

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies – (cont’d)

c)

Mineral Property Costs – (cont’d)

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

d)

Financial Instruments

The carrying value of cash and term deposits, accrued interest receivable, accounts payable and convertible debentures approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

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

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 4

Note 2

Significant Accounting Policies – (cont’d)

g)

Stock-based Compensation

The fair value of all share purchase options granted after January 1, 2002, are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing assumptions do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

h)

Flow-through Shares

Under terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares.  In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles to be held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2005.

j)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2005, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 5

Note 3

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company has acquired a 65% interest in certain mineral rights in properties located in the Greenwood mining division of British Columbia. The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $20,000 and equipment costs of $25,000 subject to a 10% net profits royalty and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were suspended for July 31, 2004 and 2005, until the Company has access to the properties.  The Company is also required to pay $90,000 to an underlying vendor on commencement of commercial production.  The remaining 35% interest was purchased subsequent to December 31, 2006 for $10,000.

Note 4

Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b)

Escrow Shares:

At December 31, 2005, there were 1,213,396 (2003: 2,022,334) common shares held in escrow.  The escrow shares will be released pro rata to the shareholders as follows:

i)

404,464 on April 1, 2006

ii)

404,464 on October 1, 2006

iii)

404,468 on April 1, 2007

Subsequent to December 31, 2005, 404,464 common shares were released from escrow.

c)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted Average
	Number	Value
Balance, December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30
Balance, December 31, 2004 and 2005	447,500	$0.19

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 6

Note 4

Share Capital – (cont’d)

c)

Share Purchase Options – (cont’d)

Stock-based Compensation Plan – (cont’d)

At December 31, 2005, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date

272,500	$0.15	March 16, 2004	April 9, 2006
50,000	$0.30	April 12, 2004	April 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009

447,500

Subsequent to December 31, 2005, the Company issued 292,500 common shares pursuant to the exercise of 272,500 share purchase options at $0.15 per share and 20,000 share purchase options at $0.30 per share.  Share purchase options for the acquisition of 30,000 common shares at $0.30 per share expired on April 7, 2006.

In accordance with the Company’s policy regarding stock-based compensation, options that vest after the grant date are recognized on a straight-line basis over the period from date granted to when the options are fully vested.

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

Year ended
December 31,
2004
Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the vested director stock options granted were as follows:

	2005	2004
Weighted average fair value	$ 0.13	$ 0.14
Total vested options granted	175,000	153,901
Total fair value of vested options granted	$ 23,250	$ 21,351

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 7

Note 4

Share Capital – (cont’d)

d)

Share purchase warrants:

As at December 31, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date

1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333

Subsequent to December 31, 2005, these warrants expired unexercised.

e)

Convertible Debentures

Note 8

Note 5

Restricted Cash

Included in cash is $4,000 held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 6

Related Party Transactions – Note 8

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2005	2004	2003	2005
Accounting	$ 18,980	$ 15,991	$ 8,459	$ 61,445
Consulting	72,000	9,000	-	81,000
Office and miscellaneous	10,372	9,000	9,000	44,497
Rent	9,900	9,000	9,000	44,025
Travel	-	1,575	-	1,575

Deferred exploration costs:
Consulting	44,246	29,376	-	73,622
	$ 155,498	$ 73,942	$ 26,459	$ 306,164

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 8

Note 6

Related Party Transactions – Note 8 – (cont’d)

Included in accounts payable at December 31, 2005, is $112,211 (2004: $15,233) due to a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company.

Note 7

Income Taxes

The Company has available Canadian exploration and development expenses of $404,356 and non-capital losses of $326,219, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2014	10,733
2015	196,398
$ 326,219

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004

Future income tax assets:
Non-capital loss carry-forward	$ 116,134	$ 46,216
Undeducted share issue costs	-	2,170
Resource expenditures	32,845	25,579
	148,979	73,965

Valuation allowance for future income tax assets	(148,979)	(73,965)
Future income tax asset, net	$ -	$ -

Note 8

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000.  Each debenture bears interest at 10% per annum, is repayable on November 30, 2006 and is convertible at the option of the lender into units.  Each unit will consist of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one common share at $0.305 per share until November 30, 2006.  Convertible debentures totalling $80,000 were issued to related parties.  These related parties are directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.

The debentures are secured by a general security agreement over all of the assets of the Company and its subsidiary.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 9

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

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the United States of America (“US GAAP”) resource property acquisition and exploration costs on unproved properties are expensed as incurred.

b)

Flow-through Shares

Under Canadian GAAP flow-through shares are reported as share capital at the value of consideration received less the tax value of the exploration costs renounced. The recovery of the related future income tax liability incurred on renunciation of the expenditures is reported on the statement of operations.  Under US GAAP the fair value of the flow-through shares are reported as share capital and a liability recorded for differences between fair value and consideration received. The related future income tax liability and tax expense incurred on renunciation of the expenditures is reversed with no effect on the statement of operations and the difference between the fair value of the shares and the value of the liability recorded when the shares were issued, if any, is recorded as recovery of the deferred tax liability on the statement of operations. As the value of the consideration received for the flow-through shares issued was equal to their fair value on the date issued, no recovery of deferred tax liability is required for US GAAP purposes and the flow-through shares would be reported at the value of the consideration received.

c)

Convertible Debentures

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures would be allocated to contributed surplus (additional paid-in capital) from share capital.

Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended December 31, 2005, an additional interest expense (including accretion) of $15,058 has been recorded.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 10

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows:

				February 8, 2000
				(Date of
				Incorporation)
				to December 31,
STATEMENT OF OPERATIONS	2005	2004	2003	2005
Net loss for the year per Canadian GAAP	$ (193,598)	$ (106,421)	$ (75,927)	$ (458,851)

Resource property acquisition costs	(12,800)	-	(20,411)	(33,211)
Exploration costs incurred	(67,654)	(124,685)	(86,544)	(278,883)
Recovery of future income tax liability	-	(35,600)	-	(35,600)
Interest expense accreted on convertible debentures	(15,058)	-	-	(15,058)

Net loss per US GAAP	$ (289,110)	$ (266,706)	$ (182,882)	$ (821,603)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.06)	$ (0.05)

STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	$ (70,626)	$ (107,438)	$ (81,558)	$ (329,094)

Resource property acquisition	(12,800)	-	(20,411)	(33,211)
Exploration costs incurred	(67,654)	(124,685)	(86,544)	(278,883)

Cash flows used in operating activities per US GAAP	(151,080)	(232,123)	(188,513)	(641,188)

Cash flows from financing activities per Canadian and US GAAP	100,000	200,000	100,000	727,709

Cash flows used in investing activities per Canadian GAAP	(80,454)	(164,079)	(86,955)	(357,488)

Resource property acquisition	12,800	-	20,411	33,211
Exploration costs incurred	67,654	124,685	86,544	278,883

Cash flows used in investing activities per US GAAP	-	(39,394)	20,000	(45,394)
Increase (decrease) in cash per Canadian and US GAAP	$ (51,080)	$ (71,517)	$ (68,513)	$ 41,127

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars) – Page 11

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows: – (cont’d)

	December 31,	December 31,
BALANCE SHEET	2005	2004

Total assets per Canadian GAAP	$ 401,248	$ 370,153
Mineral property acquisition and exploration costs	(312,094)	(231,640)

Total assets per US GAAP	$ 89,154	$ 138,513

Total liabilities per Canadian GAAP	$ 244,740	$ 21,946
Fair value of warrants on convertible debentures	(36,597)	-

Total liabilities per US GAAP	$ 208,143	$ 21,946

Deficit, per Canadian GAAP	$ (458,851)	$ (265,253)
Resource property acquisition costs	(33,211)	(20,411)
Exploration costs incurred	(278,883)	(211,229)
Recovery of FIT liability	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(15,058)	-

Deficit, per US GAAP	(821,603)	(532,493)

Share capital and share subscriptions per Canadian GAAP	592,109	592,109
Flow-through shares	35,600	35,600

Share capital and share subscriptions per US GAAP	627,709	627,709

Contributed surplus per Canadian and US GAAP	23,250	21,351
Interest expense accreted on convertible debentures	15,058	-
Fair value of warrants on convertible debentures	36,597	-

Contributed surplus per US GAAP	74,905	21,311

Total shareholders’ equity (deficiency) per US GAAP	$ (118,989)	$ 116,567

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

Zena Capital Corp. --- SEC File Number 000-50829

Registrant

Dated: June 29, 2006         By /s/ Terry Amisano________________________

                                  Terry Amisano, President/CEO/Director