Form 20-F
period 2006-12-31
Zena Capital Corp
filed 2007-06-28
CIK 1295547

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Fiscal Year Ended December 31, 2006

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

OR

   [ ]    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          Date of event requiring this shell company report  __________

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     16,863,604

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

                                                                       Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 53

ZENA CAPITAL CORP.

FISCAL 2006 ENDED December 31, 2006

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

INTRODUCTION

Zena Capital Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Zena”, “we”, “our” and “us” refer to Zena Capital Corp. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  The Company’s principal corporate offices are located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company’s telephone number is 604-689-0188.

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

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005/2004 ended December 31st were derived from the financial statements of the Company that have been audited by Morgan & Company, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data for Fiscal 2003/2002 ended December 31st were derived from the audited financial statements of the Company; these financial statements are not included herein.

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

The Company was incorporated 2/8/2000.  The Company completed its initial public offering in March 2001.  The Company acquired its Industrial Minerals Property pursuant to an Option Agreement dated 9/24/2003 (amended 11/29/2003, 4/7/2004); an additional agreement was dated 10/14/2005.  A private placement of 1,333,333 units of common stock and warrants was completed in April 2004, raising $300,000.  A private placement of $100,000 of 10% convertible debentures was completed in November 2005; during November 2006, these were converted into 983,605 common shares.  During July 2006, the Company issued five, secured, promissory notes totaling $100,000, bearing 15% interest and due upon demand.  During March 2007, the Company issued five, secured, promissory notes totaling $100,000, bearing 15% interest and due upon demand.

Effective 8/16/2006, the Company split their common shares on a three-for-one basis; all references to number of shares and per share data reflect post-split figures, unless otherwise indicated.

Table No. 1 is derived from the financial statements of the Company, which were been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  The audits were conducted in accordance with United States and Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________________

______________________________________________________________________________________

                                 Year        Year        Year        Year        Year

                                Ended       Ended       Ended       Ended       Ended

                           12/31/2006  12/31/2005  12/31/2004  12/31/2003  12/31/2002

CANADIAN GAAP

Sales Revenue                      $0          $0          $0          $0          $0

Loss From Operations            ($175)      ($192)      ($123)       ($74)       ($56)

Loss for the Period             ($175)      ($194)      ($106)       ($76)       ($54)

Basic/Diluted Loss per Share   ($0.01)     ($0.01)     ($0.01)     ($0.02)     ($0.04)

Dividends Per Share             $0.00       $0.00       $0.00       $0.00       $0.00

Wtg. Avg. Shares (000)          15745       15002       13778       11003        4247

Period-end Shares O/S           16864       15002       15002       11023       11003

--------------------------------------------------------------------------------------

Working Capital                 ($346)      ($195)       $ 77        $162        $245

Mineral Properties                475         351         271         106           0

Long-Term Debt, etc.                0           0           0           0           0

Capital Stock                     741         592         592         328         328

Shareholders’ Equity              129         157         348         269         245

Total Assets                      496         401         370         292         258

--------------------------------------------------------------------------------------

US GAAP

Net Loss                        ($305)      ($289)      ($267)

Loss per Share                 ($0.02)     ($0.02)     ($0.02)

Mineral Properties                 $0          $0          $0

Shareholders’ Equity (Deficit)  ($293)      ($119)       $117

Total Assets                      $74         $89        $139

--------------------------------------------------------------------------------------

(1)  Certain of the comparative figures have been reclassified to conform with

     Fiscal 2006’s presentation.

(2)  USGAAP Cumulative Net Loss since incorporation through 12/31/2006 was ($1,126,839).

(3)  Under US GAAP, exploration costs related to exploration-stage properties are expensed in the period incurred.

______________________________________________________________________________________

______________________________________________________________________________________

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

May 2007                                                 1.11     1.07    1.07

April 2007                                               1.16     1.11    1.11

March 2007                                               1.18     1.15    1.15

February 2007                                            1.19     1.16    1.17

January 2007                                             1.18     1.16    1.18

December 2006                                            1.16     1.14    1.16

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2006                    1.13     1.18     1.11    1.16

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

      --- Not Applicable ---

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Corporate Risks

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

Company’s Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers are residents of countries other than the United States, and all of the Company’s assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under the United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them. For example, a US investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares.  Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.  Refer to ITEM #10.E.

Risks Relating to Management and Specific Operations

The Company’s Articles/By-Laws contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them, which could interfere with shareholders successfully suing the Company.

The Company’s Articles/By-Laws contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties.  The Company’s Articles/By-Laws further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company.  Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

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

Risks Relating to the Company’s Common Stock

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future.  The salient risk is that investors will realize a return on their investment only if the Company’s stock price appreciates, it at all.  There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares (post split) ranged from CDN$0.40 (low) to CDN$0.75 (high) during the period from 1/1/2006 to 12/31/2006, trading at CDN$0.70 on 12/31/2006; the closing price of our shares was CDN$0.60 on 5/31/2007.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects through at least Fiscal 2007; additional financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($174,639), ($193,598), and ($106,421) in Fiscal Years 2006/2005/2004.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Risks Related to The Company’s Mining Operations

The Company competes with other exploration companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.  Nevertheless, the market for the Company’s potential future production of barite tends to be commodity-oriented rather than company-oriented.  If it successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.

The Company has no proven reserves on the properties in which it has an interest; without such proven reserves, the Company is unlikely to find financing to fully exploit its properties

The properties in which the Company has an interest are in the exploratory stage only and are without a known body of ore.  Properties on which mineral reserves are not found may be sold or disposed of causing the Company to write-down or write-off each respective property, thus sustaining a loss.

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

The expense of meeting environmental regulations could cause a significantly negative effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various national/regional/ local governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  The permits that the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has created no reserve for exposure to environmental liabilities.  Further, the Company is unable to predict the ultimate cost of compliance or the extent of liability risks.

The Company does not anticipate expending any significant funds in Fiscal 2007 to comply with environmental regulations and does not expect a significant environmental liability at fiscal yearend.

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

Acquisition was completed with a $10,000 property payment in early Fiscal 2006.  During Fiscal 2006, the Company assigned legal fees of $15,475 and advance royalty payments to acquisition costs; and a further $72,295 was expended on exploration.

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

  Kevin R. Hanson, Director.

The Company's fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol “ZCC”.

The Company has 100,000,000 no par common shares authorized and 100,000,000 preferred shares without par value authorized. Effective 8/16/2006, the Company split their common shares on a three-for-one basis; all references to number of shares and per share data reflect post-split figures, unless otherwise indicated.

At 12/31/2006, the end of the Company's most recent fiscal year, there were 16,863,604 common shares issued and outstanding.  At 5/31/2007, there were 16,863,604 common shares issued/outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development

The Company was incorporated in British Columbia under the British Columbia Company Act on 2/8/2000 under the name “Zena Capital Corp.”.

Financings

The Company has financed its operations through funds raised in loans, convertible debentures, public and private placements of common shares and the exercise of stock options.

______________________________________________________________________________

Fiscal                                           Number of             Capital

Year   Nature of Share Issuance                     Shares              Raised

------------------------------------------------------------------------------

2000:  Private Placements                        6,750,000 Shares     $168,750

2001:  March 2001 Initial Public Offering        4,050,000 Shares     $202,500

       September 2001 Option Exercise              202,500 Shares     $ 10,125

2002:  Nil

2003:  Nil

2004:  April 2004 Private Placement              3,999,999 Units      $300,000

2005:  $100,000 of 10% Convertible Debentures due 11/30/2006

2006:  $ 46,875 from exercise of 877,500 stock options.

       $nil from the conversion of the debentures into 983,605 common shares

       $100,000 from 15%, secured, on-demand, promissory notes.

2007-To-Date: $100,000 from 15%, secured, on-demand, promissory notes.

______________________________________________________________________________

Capital Expenditures

FY2000: $nil

FY2001: $nil

FY2002: $nil

FY2003: $106,955 for the Industrial Minerals Property

FY2004: $164,079 for the Industrial Minerals Property

FY2005: $ 80,454 for the Industrial Minerals Property

FY2006: $123,093 for the Industrial Minerals Property

Plan Of Operations

Source of Funds for Fiscal 2007

The Company’s primary source of funds since incorporation has been through the issuance of equity and loans.  At yearend, the Company did not have operating revenues.  As of 12/31/2006, the Company had negative working capital of ($345,837); included in liabilities was $210,694 owed to insiders with respect to unpaid administrative costs where demand for payment is not considered imminent; and also included is $100,000 in secured, on-demand promissory notes ($60,000 to insiders) where demand for payment is not considered imminent.  During Fiscal 2007 to date, $100,000 has been raised from the issuance of another $100,000 in secured, on-demand promissory notes ($80,000 from insiders).  The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2007 were preliminary.

Use of Funds for Fiscal 2007

During Fiscal 2007, the Company estimates that it might expend/accrue $175,000 on general/administrative expenses.  During Fiscal 2007, the Company estimates that it might expend $75,000 on property acquisition/exploration/development expenses, depending upon the results of discussion with third-parties.

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

Operations during Fiscal 2006 were primarily related to issues with respect to access to the Property.  During Fiscal 2004, the Company conducted, as outlined in Phase 2 of it’s Option Agreement, a program of drilling, trenching and soil-sampling program on the Rock Creek Lapin Barite Property.  The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone.  This new zone is on a slope and extraction of the barite will be more economical than at the open pit site.  The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision.  Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located.

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

The Company attempted to negotiate the terms of an Access agreement with the landowner.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on 4/6/2005.  On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property.  On 8/3/2005, the Company received the Order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/26/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated 2/24/2006, the matters related to access as outlined in the Mediation Order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral - barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated 2/24/2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.  The Company completed the crushing of the test sample, and upon further testing, intends to deliver samples to the potential purchasers in order to obtain contracts for the purchase of this industrial mineral.  In that regard, the Company, during March 2007, entered into a confidentiality agreement with a company to negotiate with each other concerning the sale of mining assets, sale of materials from the mineral property and/or any other venture between the two parties.

The landowner has filed a statement of defense to the Company’s claim and has filed a counterclaim against the Company.  The Company intends to respond to the statement of defense and views the counterclaim as frivolous and is confident that it will be successful in its defense and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

During Fiscal 2005, the Company completed a private placement of five $20,000 principal amount of convertible debentures for total proceeds of $100,000.  Each debenture bared interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  On 11/30/2006 the principal portion of the debentures were converted into 983,607 common shares at $0.1017 per share.  No warrants were issued.  These debentures were payable to directors of the Company, a spouse of a director of the Company and a significant shareholder of the Company.

By five promissory notes dated 7/12/2006, the Company borrowed $100,000 from various lenders, which include $80,000 from related parties.   The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.

By five promissory note dated 3/27/2007, the Company borrowed a further $100,000 from various lenders, which includes $100,000 from related parties. The parties are related by virtue of being companies with common directors, a director of the Company and a significant shareholder of the Company.   The notes are payable on demand, bear interest at 15% per annum and are secured by the assets of the Company and its subsidiary.  The proceeds of this financing will be applied to exploration on the Company’s Industrial Mineral Property and for general working capital.

The Company entered into an agreement dated 3/19/2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. (“MI”) for a fixed price per tonne including delivery and quality control monitoring.  This agreement was for one year with an option for MI to renew for an additional three years.  Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI.  The Company is currently attempting to negotiate a new contract.

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

United States vs. Foreign Sales/Assets

During Fiscal 2006/2005/2004, the Company generated no sales revenue.

At 12/31/2006 and 12/31/2005, all assets were located in Canada.

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

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 250 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia  Canada  V6C 2T7.  The Company began occupying these facilities in February 2000.  Monthly rent is $750, with an additional $500 a month for equipment rent.  Office expenses for a field office varies month-to-month.

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

The work completed in the due diligence and exploration phase of the program were filed to record more work on the property and move the expiry date forward.  Sufficient work was completed in 2003/2004/2005 to extend the expiry dates to various dates in 2007 on the Claims.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Overview

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended 12/31/2004.  The TSX Venture Exchange’s approval of the qualifying transaction was on 4/2/2004.  After that date, the Company was able to focus its energy on the Industrial Minerals Property and consequently increased the rate of expenditures both administratively and directly on the property.  Evidenced by the Company’s property expenditures: $106,955 in Fiscal 2003; $164,079 in Fiscal 2004; $80,454 in Fiscal 2005; and $123,093 in Fiscal 2006.

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

Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from disposition.

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

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures issued during the year ended 12/31/2006 would be allocated to contributed surplus (additional paid-in capital) from share capital.  Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended 12/31/2006, an additional interest expense (including accretion) of $20,827 has been recorded.

Operating Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

___________________________________________________________________________________________________

Quarters Ended    12/31/06   9/30/06   6/30/06   3/31/06    12/31/05   9/30/05   6/30/05   3/31/05_

Total revenues:         $0        $0        $0        $0          $0        $0        $0        $0

Net Income (Loss) ($37,887) ($50,913) ($51,391) ($34,448)   ($66,383) ($30,915) ($47,788) ($48,512)

Loss Per share      ($0.00)   ($0.00)   ($0.00)   ($0.00)     ($0.00)   ($0.00)   ($0.00)   ($0.00)

___________________________________________________________________________________________________

Fiscal 2006 Ended 12/31/2006 versus Fiscal 2005

The Company’s activity has increased each year, as it became a fully reporting and trading public company, with a significant increase in expenditures in the year ended December 31, 2005 and 2004.  The Toronto Venture Exchange’s approval of the qualifying transaction was on 4/2/2004.  After that date, the Company was able to focus its energy of the Project and consequently increased the rate of expenditures both administratively and directly on the Project.  This is evidenced where the Company’s cumulative property expenditures have increased from approximately $270,000 at 12/31/2004 to approximately $350,000 at 12/31/2005 and $474,581 at 12/31/2006.

The Company has not yet generated revenue to date and has reported net losses in the past three years.  Net loss during Fiscal 2006 over Fiscal 2005 generally remained consistent, except for an increase in interest expense, which relates to the interest on the convertible debenture and promissory notes.  Legal fees related to administrative expenses decreased significantly in Fiscal 2006, primarily due to absence of the 2005 costs related to the convertible debentures.

The Company reported a net loss of ($174,639) for Fiscal 2006.  Administrative expenses for Fiscal 2006 has decreased by $17,221 compared to Fiscal 2005.  This is primarily due to its mineral claims and financing arrangements.  The majority of the year related to the Company awaiting the Arbitration Order and, consequently, activity was somewhat reduced.  Legal fees in the prior year were primarily related to financing, whereas although there was promissory notes issue, the legal costs related thereto were significantly less.  Interest costs increased during Fiscal 2006 due to interest costs associated with the convertible debentures and promissory notes.  Financing arrangements for the exercise of options was conducted by the Company and consequently there were no legal costs associated with this.  Filing fees all increased in the current year due to Toronto Venture Exchange fees with respect to the three-for-one share split.  Rent costs decreased in Fiscal 2006 due to a reduction in administrative office space used in Fiscal 2006.

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

The Net Loss increased to ($193,598) from ($106,421).  Net Loss Per Shares was ($0.01) versus ($0.01).  Weighted average number of shares increased to 15,002,499 from 13,778,457 as a result of private placement in April 2004 of a 3,999,999 private placement of units of common shares and warrants.

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

During Fiscal 2004, the Company recorded $35,600 for recovery of future income tax asset.  The Net Loss increased to ($106,421) from ($75,927).  Net Loss Per Shares was ($0.01) versus ($0.01).  Weighted average number of shares increased to 13,778,457 from 11,002,500 as a result of private placement in April 2004 of a 3,999,999 private placement of units of common shares and warrants.

Liquidity and Capital Resources

Fiscal 2007 To Date

During March 2007, $100,000 in 15%, secured, on-demand promissory notes were issued, with funding completed June 2007.

Fiscal 2006 Ended 12/31/2006

The Company had negative working capital of ($345,837) on 12/31/2006.

The Company had negative working capital of ($194,980) on 12/31/2005.

During April 2006:    877,500 stock options were exercised, raising $46,875.

During April 2006:     90,000 stock options expired unexercised and

During April 2006:  3,999,999 warrants expired unexercised.

During November 2006, the 10% convertible debentures were converted into

                      983,605 common shares and 983,605 warrants.  The 983,605

                      warrants issued upon conversion expired un-exercised in

                      November 2006.

During November 2006, $100,000 in 15%, secured, on-demand promissory notes were issued.

Cash Used by Fiscal 2006 Operating Activities totaled ($53,048) including the ($174,639) Net Loss; significant adjustments included: $121,591 in net changes in non-cash working capital items related to operations.  Cash Used in Investing Activities was ($123,093), for acquisition/exploration of the Rock Creek Industrial Minerals Property.  Cash Provided by Financing Activities was $146,875 from the aforementioned stock options exercises and $100,000 from the November 2006 promissory notes.

Fiscal 2005 Ended 12/31/2005

The Company had negative working capital of ($194,980) on 12/31/2005.

The Company had working capital of $77,173 on 12/31/2004.

In November 2005, the Company completed a non-brokered private placement of $100,000 in Convertible Debentures (the “Debentures”); each Debenture bears interest at the rate of 10% per annum, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid.  The Debentures are convertible, at the option of the holder, into units of the Company for a period of one year, at a deemed price of $0.1017 per unit.  Each unit will be comprised of one common shares and one common share purchase warrant exercisable into common shares, at a price of $0.1017 per share until 11/30/2006.  If all Debentures are converted into units, a total of 983,605 common shares will be issued, and if all of the warrants are exercised, a total of 983,605 additional common shares will be issued.  The Debentures are secured by general security agreements over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.  The Debentures, and any common shares or warrants issued by the Company pursuant to a conversion of the Debentures, were be subject to a hold period of four months and one day, until 4/1/2006, pursuant to the policies of the TSX Venture Exchange and applicable securities laws

Cash Used by Fiscal 2005 Operating Activities totaled ($70,626) including the ($193,598) Net Loss; significant adjustments included: $1,899 stock-based compensation; and $121,073 in net changes in non-cash working capital items related to operations.  Cash Used in Investing Activities was ($80,454), for acquisition/exploration of the Rock Creek Industrial Minerals Property.  Cash Provided by Financing Activities was $100,000 from the aforementioned convertible debenture.

Fiscal 2004 Ended 12/31/2004

The Company had working capital of  $ 77,173 on 12/31/2004.

The Company had working capital of  $161,922 on 12/31/2003.

The Company had working capital of  $244,804 on 12/31/2002.

The Company had working capital of  $299,818 on 12/31/2001.

During April 2004, the Company awarded 675,000 stock options at prices ranging from $0.075 per share to $0.10 per share, which included 225,000 to a director of the Company.  These options were awarded pursuant to the Company’s stock option plan which received approval from the Company’s shareholders at the Company’s last annual general meeting held 6/30/2003 and has been approved by the TSX Venture Exchange.

During April 2004, the Company completed a private placement of 3,999,999 units at $0.075 per unit.  Each unit consisted of one common share and one share purchase warrant.  One Warrant entitles the holder to buy an additional common share for two years at a price of $0.15 per share.  1,333,332 of units were flow-through units with each flow-through unit consisting of one flow-through common share and one warrant.  No finder’s fee was paid.  All securities issued pursuant to this private placement are subject to a TSX Stock Exchange four-month hold period, including the common shares issuable pursuant to the warrants.  During May 2004, 31066,666 of the warrants were re-priced to an exercise price of $0.10; the balance of 933,336 warrants which were not re-priced, represent a portion held by insiders of the Company.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management  update as necessary, especially resume

Table No. 6

Directors and Senior Management

May 31, 2007

______________________________________________________________________________

______________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                        Position                    Age        Appointment

------------------------------------------------------------------------------

Terry M. Amisano (1)(2)     President/CEO/Director       52      February 2000

Roy Brown (3)               CFO/Secretary                63         April 2004

Alan Crawford (1)           Director                     52      February 2003

Kevin R. Hanson (1)         Director                     50      February 2000

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

                                  750 Pender Street #604

                                  Vancouver, British Columbia, Canada  V6C 2T7

______________________________________________________________________________

______________________________________________________________________________

Terry M. Amisano, a Director of the Company, a chartered accountant since 1985, is a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1985 to 1990, Mr. Amisano was the partner of Amisano & Co., Chartered Accountants.  From 2000 to December 2006, Mr. Amisano was a Director of Brockton Capital Corp.

Roy Brown, Chief Financial Officer of the Company, has over thirty years experience in the management of public companies.  Since 1991, he has been President of Roymor Market Services Inc., a private company in the business of assisting private/public companies in identifying sources of capital.  Mr. Brown also is a Director of New Pacific Ventures Inc., from 2001 to 2006.  From 2000 to December 2006, Mr. Brown was a Secretary/CFO of Brockton Capital Corp. from November 2004 until December 2006.

Alan G. Crawford, Director of the Company, is the founder and President of the Techven Finance Corp., doing business in Vancouver, Canada, and Edinburgh, Scotland since 1991.  Mr. Crawford has a Master of Business Administration (MBA), Honors, 1993 from the University of Edinburgh where he majored in technology finance and marketing, as well as a Chartered Financial Planning (CFP), Honors Accreditation (1987).  Since December 1999, he has been a director of Northern Continental Resources, a TSX Venture Exchange traded company involved in natural resource exploration.  Since August 2000, he has been a director of Northern Hemisphere Development Corp.; a TSX Venture Exchange traded company involved in oil/gas exploration.

Kevin R. Hanson, a Director of the Company, has been a chartered accountant since 1983, a certified public accountant (CPA) since 2001, and is currently a partner with Amisano Hanson, Chartered Accountants, since 1991.  From 1987 to 1991, Mr. Hanson provided services as a controller of seven reporting public companies while working for Clark Consulting Services Inc.  From 1994 until 1998 and since 2003, Mr. Hanson served as a member of the Technical Subcommittee to the British Columbia Securities Commission and the TSX Venture Stock Exchange.   From 2000 to December 2006, Mr. Hanson was President/CEO and a Director of Brockton Capital Corp.

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

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 12/31/2006 was $71,557; including $26,092 accrued/paid to Amisano Hanson (of which Terry Amisano and Kevin Hanson are partners) and Roy Brown was paid $45,465.  Refer to ITEM 7B for related party transactions.

Options/SARs Granted During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no incentive stock options were granted to Senior Management, Directors, employees and consultants.  No SARs (stock appreciation rights) were granted during this period.

Options/SARs Exercised During The Most Recently Completed Fiscal Year

The following table gives certain information concerning stock option exercises during Fiscal 2006 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 7

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

____________________________________________________________________________

____________________________________________________________________________

                   Number                               Value of Unexercised

                       of                     Number of         In-the Money

                   Shares           Unexercised Options           Options at

                 Acquired  Aggregate  at Fiscal Yearend       Fiscal Yearend

                       on      Value       Exercisable/         Exercisable/

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Terry Amisano     393,750   $204,750              0 /        0        $0/ $0

Kevin Hanson      393,750   $204,750              0 /        0        $0/ $0

Roy Brown          60,000    $28,200              0 /        0        $0/ $0

Brian Hanson       30,000    $15,600              0 /        0        $0/ $0

Alan Crawford         nil       $nil        225,000 /        0  $146,250/ $0

Greg Burnett          nil       $nil        150,000 /        0   $97,500/ $0

----------------------------------------------------------------------------

Subtotal          877,500   $453,300        375,000 /        0  $243,750/ $0

----------------------------------------------------------------------------

Consultants           nil       $nil              0 /        0        $0/ $0

Employees             nil       $nil              0 /        0        $0/ $0

----------------------------------------------------------------------------

Subtotal              nil       $nil              0 /        0        $0/ $0

----------------------------------------------------------------------------

TOTAL                 nil       $nil        375,000 /        0  $243,750/ $0

____________________________________________________________________________

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7 and Table #8 for information about stock options granted, exercised, and outstanding.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Terry Amisano, Alan Crawford, and Kevin Hanson.  The Audit Committee met five times during Fiscal 2006.

6.D.  Employees

As of 5/31/2007, the Company had two employees, including the Senior Management.  As of 12/31/2006 and 12/31/2005, there were two and two employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

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

May 31, 2007

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

  of                                                  of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   Terry Amisano (1)                                2,948,804     17.5%

Common   Kevin Hanson (2)                                 2,752,083     16.3%

Common   Alan Crawford (3)                                2,105,054     12.5%

Common   Greg Burnett (4)                                 2,030,054     12,0%

Common   Global Capital Group Ltd. (5)                      996,722      5.9%

Common   Roy Brown                                           60,000      0.4%

Total Directors/Management/5% Holders                    10,892,717     53.8%

-----------------------------------------------------------------------------

(1)    196,721 shares are held indirectly through Terry Amisano Ltd.,

               controlled by Mr. Amisano.

(2)    196,721 additional shares are held by members of Mr. Hanson’s family,

               where he disclaims beneficial ownership and does not have

               disposition authority.

(3)    225,000 represent currently exercisable stock options.

(4)    150,000 represent currently exercisable stock options.

(5)    Controlled 90% by Norman Gross;

       Located at 249 South Van Dorn Street, #208, Alexandria, VA  22304.

-----------------------------------------------------------------------------

*  Based on 16,863,604 common shares outstanding as of 5/31/2007 and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9, as well as the number of options granted to Directors/Senior Management and all employees as a group.  Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

Table No. 9

Stock Options Outstanding

May 31, 2007

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of      CDN$

                                      Common  Exercise      Grant   Expiration

Name                                   Stock     Price       Date         Date

------------------------------------------------------------------------------

Alan Crawford                        225,000     $0.075  4/12/2004   4/07/2009

Total Senior Management/Directors    225,000

Consultant                           150,000     $0.075  4/12/2004   4/07/2009

Total                                375,000

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

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2006  12/31/2005  12/31/2004

------------------------------------------------------------------------------

Terry Amisano                                2,948,804   2,358,333   2,358,333

Kevin Hanson                                 2,752,083   2,358,333   2,358,333

Alan Crawford                                2,105,054   1,683,333   1,683,333

Gregory Burnett                              2,030,054   1,683,333   1,683,333

______________________________________________________________________________

7.A.1.c.  Different Voting Rights

7.A.2.  Canadian Share Ownership.  On 5/24/2007 the Company’s shareholders’ list showed 16,863,604 common shares outstanding, with 24 registered shareholders.  Two of these shareholders were non-Canadian, holding 663,386 common shares (representing about 4% of the issued/outstanding shares); and 22 registered shareholders were resident in Canada, holding 16,200,218 common shares (96%).

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Amisano Hanson, Chartered Accountants

The Company’s executive offices are located in facilities shared with Amisano Hanson, Chartered Accountants.  Kevin Hanson and Terry Amisano are principles of Amisano Hanson, a partnership.  Amisano Hanson was paid accounting fees, office/miscellaneous/rent as follows:

Expense                                               2006      2005      2004

Accounting                                         $14,092   $18,980   $15,991

Consulting                                          12,000    12,000     9,000

Office and miscellaneous                             9,000    10,372     9,000

Rent                                                 9,000     9,900     9,000

                                                   $44,092   $51,252   $42,991

Roy Brown, Chief Financial Officer

During Fiscal 2006/2005/2004, Roy Brown was paid $45,465, $44,246 and $29,376 for consulting on exploration efforts and was reimbursed $nil and $1,575 for travel expenses.  Mr. Brown owns a 10% net profit interest in the Industrial Minerals Property.

Greg Burnett, Material Shareholder

During Fiscal 2006/2005, $60,000 and $60,000 was accrued to Carob Management for consulting services, owned by Greg Burnett.

Amounts Payable to Insiders

Included in accounts payable was $82,694, $48,011, and $15,233 at 12/31/2006, 12/31/2005 and 12/31/2004, respectively, owing to Amisano Hanson for the services referred to above.  At 12/31/2006 and 12/31/2005, $128,100 and $64,200 was owed to Carob Management.

2005 10% Convertible Debentures

During November 2005, $20,000 of the debentures were acquired by Terry Amisano, Alan Crawford, Brenda Hanson (wife of Kevin Hanson), Greg Burnett, and Global Capital Holdings Ltd., respectively.  These debentures were converted into 983,605 common shares during November 2006.  During Fiscal 2006/2005, respectively, $9,973 and $859 was paid to insiders related to their ownership of $100,000 of the debentures.

2006 15% Secured, On-Demand Promissory Notes

During November 2006, $20,000 of the notes were acquired by Terry Amisano Ltd., Greg Burnett, Karkrash Holding Ltd. (controlled by Kevin Hanson), Global Capital Holdings Ltd., respectively.  During Fiscal 2006, $5,544 was paid to insiders related to their ownership of $80,000 of 15% secured, on-demand promissory notes.

2007 15% Secured, On-Demand Promissory Notes

During March 2007, $20,000 of the notes were acquired by Terry Amisano Ltd., Karkrash Holdings Ltd., Greg Burnett, Global Capital Group Ltd., and Alan Crawford, respectively.

Other than as disclosed above, there have been no transactions since 12/31/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

  Fiscal 2006/2005/2004 Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

The Company attempted to negotiate the terms of an access agreement with the landowner of the Company’s property.  After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard.  The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board (“MAB”) to settle the terms of access.  The Company submitted to the MAB on 4/6/2005.  On 4/19/2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process.  The Company attended the first meeting, along with the landowner and a member of the MAB on 5/12/2005 wherein a further meeting date in June 2005 and location was set to mediate the terms of access to the Property.  On 8/3/2005, the Company received the Order from the MAB (amended on 8/11/2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on 8/26/2005) and the deposit of $10,000 with the MAB as an advance and security, respectively, for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration (a minimum of three acres), annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged) and agreement by the landowner.  The Company filed the Order with the Supreme Court of British Columbia.  The landowner, on which the claims are situated, did not agree with the Order, returned the $5,000, and, as a result of his disagreement, the application for access proceeded to an arbitration settlement hearing, held on 11/25/2005, in Kelowna, B.C.

The Company agreed with and has followed the MAB process.  By an Arbitration Order dated 2/24/2006, the matters related to access as outlined in the Mediation Order of 8/11/2005, and filed in the Supreme Court of British Columbia, were upheld.  The Arbitration Order provides the Company with the right to request costs associated with the Arbitration Order.  The Company commenced its exploration programs in July 2006 and August 2006 and obtained mining and forestry approvals to commence an approximate 50 tonne test sample.

Although the Company had obtained the Order as noted above, the landowner continued to deny access to the mineral claims and failed to comply with the Order.  The Company filed a statement of claim in the Supreme Court of British Columbia against the landowner for loss and damages and was granted an injunction and enforcement Order.  As a result of these Orders, in October 2006 the Company was able to access its mineral claims and carry out exploration of the industrial mineral, barite, including bulk sampling and reclamation of these claims.  The reclamation work, as required by the Order dated 2/24/2006 was completed and the Company extracted approximately 50 tonnes of barite ore as a test sample.

The landowner has filed a statement of defense to the Company’s claim and has filed a counterclaim against the Company.  The Company intends to respond to the statement of defense and views the counterclaim as frivolous and is confident that it will be successful in its defense and it is unlikely to suffer any loss.  Consequently, the Company has not disclosed this as a contingency in the financial statements.

The Company may also seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the unreasonable delay in obtaining access and work permits.

Other than disclosed above, the Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than disclosed above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

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

TSX Venture Exchange

Common Shares Trading Activity

____________________________________________________________________________

____________________________________________________________________________

                                                                   - Sales -

  Period                                                    Canadian Dollars

   Ended                             Volume           High     Low   Closing

----------------------------------------------------------------------------

Monthly

 5/31/2007                           24,000          $1.00   $0.60     $0.60

 4/30/2007                           26,000           0.82    0.80      0.82

 3/31/2007                           16,000           0.81    0.80      0.81

 2/29/2007                          104,600           0.81    0.70      0.81

 1/31/2007                           29,000           0.71    0.70      0.70

12/31/2006                           45,000           0.70    0.60      0.70

----------------------------------------------------------------------------

Quarterly

 3/31/2007                          149,600          $0.81   $0.70     $0.81

12/31/2006                          452,700           0.70    0.50      0.70

 9/30/2006                           84,100           0.50    0.23      0.50

 6/30/2006                          103,500           0.23    0.19      0.23

 3/31/2006                          105,000           0.19    0.13      0.19

12/31/2005                          114,000           0.13    0.12      0.12

 9/30/2005                           12,000           0.10    0.09      0.10

 6/30/2005                           43,500           0.10    0.07      0.09

 3/31/2005                          100,500           0.17    0.10      0.10

----------------------------------------------------------------------------

Yearly

12/31/2006                          745,800          $0.70   $0.13     $0.70

12/31/2005                          277,500           0.19    0.07      0.19

12/31/2004                          431,439           0.17    0.07      0.22

12/31/2003                           45,000           0.13    0.09      0.10

12/31/2002                          203,700           0.13    0.08      0.10

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

Escrowed Common Shares

As of 5/31/2007, no common shares were escrowed.

Warrants

As of 5/31/2007, no warrants were outstanding.

Flow-Through Common Shares

“Flow-through” shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (Canadian exploration and development expenditures) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.  1,333,332 of the Units distributed in the April 2004 private placement contained “flow-through” common shares.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

10.G.  Statement by Experts

--- Not Applicable ---

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at: 750 West Pender St., #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street, NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 405; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities             --- No Disclosure Necessary ---

12.B.  Warrants and Rights         --- No Disclosure Necessary ---

12.C.  Other Securities            --- No Disclosure Necessary ---

12.D.  American Depository Shares  --- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

At the end of fiscal year ended 12/31/2006 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Morgan & Company to the Company were:

_____________________________________________________________________________

Fiscal Year ended December 31, 2006 and 2005      Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2006            2005

-----------------------------------------------------------------------------

Audit Fees                                             $6,000          $3,000

Audit Related Fees                                          0               0

Tax Fees                                                    0               0

All Other Fees                                              0          _    0

Total                                                  $6,000          $3,000

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

Audited Consolidated Financial Statements

 Auditor's Report, dated 4/13/2007

 Consolidated Balance Sheets at 12/31/2006 and 12/31/2005

 Consolidated Statements of Operations:

   for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004 cumulative from date of incorporation

 Consolidated Statements of Cash Flows:

   for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a): attached

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code: attached

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

ZENA CAPITAL CORP.

(An Exploration Stage Company)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

Zena Capital Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Zena Capital Corp. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006 and the consolidated statement of shareholders’ equity for the period February 8, 2000 (Date of Incorporation) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period February 8, 2000 (Date of Incorporation) to December 31, 2006, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”
April 13, 2007	Chartered Accountants

Comments By Auditors For U.S. Readers On Canada – U.S. Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations, has yet to achieve profitable operations and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, all of which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.  Our report to the shareholders dated April 13, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”
April 13, 2007	Chartered Accountants

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(Stated in Canadian Dollars)

ASSETS	2006	2005

Current
Cash – Note 5	$ 11,861	$ 41,127
GST receivable	8,493	6,783
Due from related party – Note 6	1,400	-
Prepaid expenses and deposits	-	1,850

	21,754	49,760
Mineral property – Notes 3, 6 and Schedule 1	474,581	351,488

	$ 496,335	$ 401,248

LIABILITIES

Current
Accounts payable – Notes 6, 8 and 9	$ 267,591	$ 144,740
Convertible debentures – Note 8	-	100,000
Promissory notes – Note 9	100,000	-

	367,591	244,740

SHAREHOLDERS’ EQUITY

Share capital – Note 4	740,784	592,109
Contributed surplus – Note 4	21,450	23,250
Deficit accumulated during the exploration stage	(633,490)	(458,851)

	128,744	156,508

	$ 496,335	$ 401,248

Nature and Continuance of Operations – Note 1

Commitments – Notes 3, 4 and 9

Subsequent Events – Notes 4, 6 and 9

APPROVED BY THE DIRECTORS:

“Terry Amisano”	Director	“Kevin Hanson”	Director
Terry Amisano		Kevin Hanson

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2006	2005	2004	2006

Administrative expenses
Accounting and audit fees – Note 6	$ 24,092	$ 23,027	$ 17,991	$ 100,024
Consulting fees – Note 6	74,905	75,178	30,044	183,427
Filing fees	16,258	11,677	8,993	54,920
Interest and bank charges	343	341	1,547	3,353
Interest on convertible debentures – Notes 6 and 8	9,123	850	-	9,973
Interest on promissory notes – Notes 6 and 9	6,682	-	-	6,682
Investor relation costs	1,691	2,794	4,209	12,321
Legal fees	13,170	36,160	10,062	93,139
Office and miscellaneous – Note 6	12,392	12,258	10,347	61,254
Printing	932	966	1,133	6,144
Rent – Note 6	9,000	14,071	12,500	60,696
Sponsorship costs	-	-	14,750	22,250
Transfer agent	6,205	9,531	8,519	35,885
Travel – Note 6	-	5,161	2,674	13,777

Loss before other items	(174,793)	(192,014)	(122,769)	(663,845)

Other items:
Interest income	154	315	2,099	29,685
Project investigation costs	-	-	-	(5,680)
Write-down of promissory note	-	-	-	(6,000)
Stock-based compensation	-	(1,899)	(21,351)	(23,250)

Loss for the period before income tax provision	(174,639)	(193,598)	(142,021)	(669,090)

Recovery of future income tax asset	-	-	35,600	35,600

Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	15,745,345	15,002,499	13,778,457

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

				February 8, 2000
				(Date of
				Inception) to
				December 31,
	2006	2005	2004	2006

Operating Activities
Net loss for the period	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)
Non-cash items:
Write-down of promissory note	-	-	-	6,000
Stock-based compensation	-	1,899	21,351	23,250
Recovery of future income tax asset	-	-	(35,600)	(35,600)
Changes in non-cash working capital items related to operations:
GST receivable	(1,710)	(5,341)	2,951	(8,493)
Accrued interest receivable	-	820	271	-
Due from related party	(1,400)	-	-	(1,400)
Prepaid expenses and deposits	1,850	2,800	10,850	-
Accounts payable	122,851	122,794	(840)	267,591

Cash used in operating activities	(53,048)	(70,626)	(107,438)	(382,142)

Investing Activities
Promissory note receivable repaid	-	-	-	(6,000)
Mineral property costs	(123,093)	(80,454)	(164,079)	(474,581)

Cash used in investing activities	(123,093)	(80,454)	(164,079)	(480,581)

Financing Activities
Issuance of share capital	46,875	-	300,000	674,584
Share subscriptions received	-	-	(100,000)	-
Convertible debentures issued	-	100,000	-	100,000
Promissory notes issued	100,000	-	-	100,000

Cash provided by financing activities	146,875	100,000	200,000	874,584

Increase (decrease) in cash during the period	(29,266)	(51,080)	(71,517)	11,861

Cash and term deposits, beginning of period	41,127	92,207	163,724	-

Cash and term deposits, end of period	$ 11,861	$ 41,127	$ 92,207	$ 11,861

…/cont’d.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

Continued

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2006, 2005 and 2004 and

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

	2006	2005	2004

Cash and term deposits represented by:
Cash	$ 7,707	$ 37,127	$ 15,207
Term deposit	-	-	73,000
Funds held in trust	4,154	4,000	4,000

	$ 11,861	$ 41,127	$ 92,207

Non-cash Transactions:

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2006, $100,000 convertible notes were converted into shares of the Company’s common stock at $0.1017 for a total of 983,605 common shares issued.  This transaction was excluded from the statements of cash flows.

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.025	6,750,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)

Balance, December 31, 2000	6,750,000	168,750	-	-	(674)	168,076

Shares issued for cash
Pursuant to an initial public offering – at $0.05	4,050,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent’s share purchase options – at $0.05	202,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)

Balance, December 31, 2001	11,002,500	327,709	-	-	(28,891)	298,818

Net loss for the year	-	-	-	-	(54,014)	(54,014)

Balance, December 31, 2002	11,002,500	327,709	-	-	(82,905)	244,804

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares subscribed for cash	-	-	100,000	-	-	100,000
Net loss for the year	-	-	-	-	(75,927)	(75,927)

Balance, December 31, 2003	11,022,500	327,709	100,000	-	(158,832)	268,877

Shares issued for cash
Pursuant to a private placement – at $0.075	3,999,999	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)

Balance, December 31, 2004	15,002,499	592,109	-	21,351	(265,253)	348,207

Fair market value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the year	-	-	-	-	(193,598)	(193,598)

Balance, December 31, 2005	15,002,499	592,109	-	23,250	(458,851)	156,508

…/cont’d

SEE ACCOMPANYING NOTES

Continued

ZENA CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from February 8, 2000 (Date of Inception) to December 31, 2006

(Stated in Canadian Dollars)

					Deficit
					Accumulated
	Common Stock		Common		during the
	Issued		Stock	Contributed	Exploration
	Shares*	Amount	Subscriptions	Surplus	Stage	Total

Shares issued for cash:
On exercise of share purchase options
– at $0.05	817,500	40,875	-	-	-	40,875
– at $0.10	60,000	6,000	-	-	-	6,000
Shares issued on conversion of debentures – at $0.1017	983,605	100,000	-	-	-	100,000
Transfer from contributed surplus	-	1,800	-	(1,800)	-	-
Net loss for the year	-	-	-	-	(174,639)	(174,639)

Balance, December 31, 2006	16,863,604	$ 740,784	$ -	$ 21,450	$ (633,490)	$ 128,744

* The number of issued shares has been retroactively restated for a three for one forward split on August 16, 2006.

SEE ACCOMPANYING NOTES

Schedule 1

ZENA CAPITAL CORP.

(An Exploration Stage Company)

SCHEDULE OF MINERAL PROPERTY ACQUISITION AND DEFERRED EXPLORATION COSTS

for the years ended December 31, 2006 and 2005

(Stated in Canadian Dollars)

	Balance at		Balance at		Balance at
	December 31,		December 31,		December 31,
	2004	Additions	2005	Additions	2006

Acquisition costs
Option payments	$ 10,000	$ 10,000	$ 20,000	$ 10,000	$ 30,000
Legal fees	9,211	-	9,211	15,475	24,686
Advance royalty payments	1,200	2,800	4,000	12,000	16,000

Balance, ending	20,411	12,800	33,211	37,475	70,686

Deferred exploration costs
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 6	49,735	45,190	94,925	44,853	139,778
Drilling	36,081	-	36,081	5,118	41,199
Excavation	-	-	-	3,199	3,199
Geology	17,681	800	18,481	-	18,481
Geophysics	2,350	-	2,350	-	2,350
Insurance	-	-	-	1,000	1,000
Leasing costs	9,050	5,500	14,550	5,100	19,650
Project supervisions and engineering	79,733	9,560	89,293	548	89,841
Travel	10,391	4,533	14,924	6,974	21,898
Other	3,208	2,071	5,279	5,503	10,782

Balance, ending	211,229	67,654	278,883	72,295	351,178

Equipment costs	36,394	-	36,394	1,323	37,717

Permit and security deposits	3,000	-	3,000	12,000	15,000

	$ 271,034	$ 80,454	$ 351,488	$ 123,093	$ 474,581

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

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

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At December 31, 2006, the Company had not yet achieved profitable operations, has a working capital deficiency of $345,837, has accumulated losses of $633,490 since its inception and expects to incur further losses in the development of its business, all of which cast substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

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

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 3

Note 2

Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities are dependent on future events, the preparation of financial statements for the year necessarily involves the use of estimates, which have been made using careful judgement.  Actual results could differ from these estimates.

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

December 31, 2006, 2005 and 2004

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

d)

Financial Instruments

The carrying value of cash, due from related party, accounts payable, convertible debentures and promissory notes approximates fair value due to the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

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

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 5

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

h)

Flow-through Shares

Under terms of flow-through share agreements, the related exploration expenditures are renounced to the subscribers of such shares.  In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares.  For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors.

i)

Impairment of Long-lived Assets

Canadian generally accepted accounting principles require that long-lived assets and intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.  Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2006.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 6

Note 2

Significant Accounting Policies – (cont’d)

j)

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2006, the Company cannot reasonably estimate the fair value of the resource properties’ site restoration costs, if any.

Note 3

Mineral Property

By an option agreement dated September 24, 2003 and amended April 7, 2004 and an agreement dated October 14, 2005, the Company acquired a 100% interest in certain industrial mineral rights in properties located in the Greenwood mining division of British Columbia.  The consideration was Phase 1 and 2 exploration expenditures of $240,000, property payments totalling $30,000 and equipment costs of $25,000.  The property is subject to a 10% net profits royalty (held by an officer of the Company) and royalty payments to the underlying vendor to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from any Phase 2 production.  Minimum advance royalty payments of $4,000 per year, commencing July 31, 2003, were recorded as payables for July 31, 2004, 2005 and 2006.  The Company is also required to pay $90,000 on commencement of commercial production.

Note 4

Share Capital

a)

Authorized:

Unlimited common shares without par value

100,000,000 preferred shares without par value

b)

Issued:

On August 16, 2006, the Company forward split its issued common shares on the basis of three new shares for one old share.  The number of shares issued and all other commitments to issue shares has been retroactively restated.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 7

Note 4

Share Capital – (cont’d)

c)

Escrow Shares:

At December 31, 2006, there were 1,213,392 (December 31, 2005: 3,640,188) common shares held in escrow.  The escrow shares were released to the shareholders on April 1, 2007.

d)

Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company’s stock on the date of the grant and, unless otherwise stated, vest on the grant date.  Summary status of the plan is as follows:

		Weighted Average
	Number	Value

Options outstanding, December 31, 2004 and 2005	1,342,500	$0.06
Options exercised	(877,500)	$0.05
Options expired	(90,000)	$0.10

Options outstanding and exercisable, December 31, 2006	375,000	$0.075

At December 31, 2006, there were 375,000 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.075 per share.  These share purchase options expire on April 7, 2009.

Note 5

Restricted Cash

Included in cash is $4,154 (December 31, 2005: $4,000) held in trust, by the Company’s lawyer, for possible future royalty payments related to the mineral property.

Note 6

Related Party Transactions – Notes 3, 8 and 9

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company and a significant shareholder of the Company:

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 8

Note 6

Related Party Transactions – Notes 3, 8 and 9 – (cont’d)

				February 8, 2000
				(Date of
				Incorporation) to
	Years ended December 31,			December 31,
	2006	2005	2004	2006

Administrative expenses
Accounting	$ 14,092	$ 18,980	$ 15,991	$ 75,537
Consulting	72,000	72,000	9,000	153,000
Interest on convertible debenture	7,978	679	-	8,657
Interest on promissory notes	4,158	-	-	4,158
Office and miscellaneous	9,000	10,372	9,000	53,497
Rent	9,000	9,900	9,000	53,025
Travel	-	-	1,575	1,575

	116,228	111,931	44,566	349,449

Deferred exploration costs:
Consulting	45,465	44,246	29,376	119,087

	$ 161,693	$ 156,177	$ 73,942	$ 468,536

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Due from related party is due from a company formerly with common directors with respect to advances to that company.  This amount was repaid subsequent to December 31, 2006.

Included in accounts payable at December 31, 2006 is $210,694 (2005: $112,211) due to a partnership controlled by two directors of the Company and a significant shareholder of the Company with respect to unpaid administration expenses.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 9

Note 7

Income Taxes

The Company has available Canadian exploration and development expenses of $514,127 and non-capital losses of $500,013, which may be carried forward to reduce taxable income in future years.  The non-capital losses expire as follows:

2007	$ 5,312
2008	38,701
2009	64,342
2010	10,733
2014	10,733
2015	196,398
2026	173,794

$ 500,013

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2006	2005

Future income tax assets:
Non-capital loss carry-forward	$ 170,604	$ 116,134
Resource expenditures	31,480	32,845

	202,084	148,979
Valuation allowance for future income tax assets	(202,084)	(148,979)

Future income tax asset, net	$ -	$ -

Note 8

Convertible Debentures

During the year ended December 31, 2005, the Company received proceeds from the issuance of five convertible debentures each in the amount of $20,000, totalling $100,000.  Convertible debentures totalling $80,000 were issued to related parties.  These parties are related by virtue of being directors of the Company, the spouse of a director of the Company and a significant shareholder of the Company.  The principal amount of the debentures was converted on November 30, 2006 at $0.1017 per share for 983,605 common shares.  Debentures bore interest at 10% per annum and interest payable on convertible debentures is $9,973 and is included in accounts payable at December 31, 2006 of which $7,978 is due to related parties.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 10

Note 9

Promissory Notes

By five promissory notes dated July 12, 2006, the Company borrowed $100,000 from various lenders, which include $60,000 from related parties.  The parties were related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.  Accounts payable includes $6,682 in interest with respect to these notes of which $4,151 is due to the related parties.

By five promissory notes dated March 26, 2007, the Company borrowed $100,000 from various lenders, which included $80,000 from related parties.  The parties are related by virtue of being companies with common directors and a significant shareholder of the Company.  The notes are repayable on demand, bear interest at 15% per annum payable on the anniversary date and are secured by the assets of the Company and its subsidiary.

Note 10

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

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 11

Note 10

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

c)

Convertible Debentures

Under US GAAP, an amount of $36,597 representing the fair value of the warrants portion of the convertible debentures issued during the year ended December 31, 2006 would be allocated to contributed surplus (additional paid-in capital) from share capital.

Further, under US GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to contributed surplus (additional paid-in capital).  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  Accordingly, for US GAAP purposes, for the year ended December 31, 2006, an additional interest expense (including accretion) of $20,827 has been recorded.

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 12

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows:

				February 8, 2000
				(Date of
				Incorporation)
				to December 31,
STATEMENT OF OPERATIONS	2006	2005	2004	2006

Net loss for the year per Canadian GAAP	$ (174,639)	$ (193,598)	$ (106,421)	$ (633,490)

Resource property acquisition costs	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)
Recovery of future income tax liability	-	-	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(20,827)	(15,058)	-	(35,885)

Net loss per US GAAP	$ (305,236)	$ (289,110)	$ (266,706)	$ (1,126,839)

Basic and diluted loss per share per US GAAP	$ (0.02)	$ (0.02)	$ (0.02)

STATEMENT OF CASH FLOWS

Cash flows used in operation activities per Canadian GAAP	(53,048)	$ (70,626)	$ (107,438)	$ (382,142)

Resource property acquisition	(37,475)	(12,800)	-	(70,686)
Exploration costs incurred	(72,295)	(67,654)	(124,685)	(351,178)

Cash flows used in operating activities per US GAAP	(162,818)	(151,080)	(232,123)	(804,006)

Cash flows from financing activities per Canadian and US GAAP	146,875	100,000	200,000	874,584

Cash flows used in investing activities per Canadian GAAP	(123,093)	(80,454)	(164,079)	(480,581)

Resource property acquisition	37,475	12,800	-	70,686
Exploration costs incurred	72,295	67,654	124,685	351,178

Cash flows used in investing activities per US GAAP	(13,323)	-	(39,394)	(58,717)

Increase (decrease) in cash per Canadian and US GAAP	$ (29,266)	$ (51,080)	$ (71,517)	$ 11,861

Zena Capital Corp.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statement

December 31, 2006, 2005 and 2004

(Stated in Canadian Dollars) – Page 13

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

d)

The impact of the above on the financial statements is as follows: – (cont’d)

	December 31,	December 31,
BALANCE SHEET	2006	2005

Total assets per Canadian GAAP	$ 496,335	$ 401,248
Mineral property acquisition and exploration costs	(421,864)	(312,094)

Total assets per US GAAP	$ 74,471	$ 89,154

Total liabilities per Canadian GAAP	$ 367,591	$ 244,740
Fair value of warrants on convertible debentures	-	(36,597)

Total liabilities per US GAAP	$ 367,591	$ 208,143

Deficit, per Canadian GAAP	$ (633,490)	$ (458,851)
Resource property acquisition costs	(70,686)	(33,211)
Exploration costs incurred	(351,178)	(278,883)
Recovery of FIT liability	(35,600)	(35,600)
Interest expense accreted on convertible debentures	(35,885)	(15,058)

Deficit, per US GAAP	(1,126,839)	(821,603)

Share capital and share subscriptions per Canadian GAAP	740,784	592,109
Flow-through shares	-	35,600

Share capital and share subscriptions per US GAAP	740,784	627,709

Contributed surplus per Canadian GAAP	21,450	23,250
Interest expense accreted on convertible debentures	35,885	15,058
Fair value of warrants on convertible debentures	-	36,597

Contributed surplus per US GAAP	57,335	74,905

Total shareholders’ equity (deficiency) per US GAAP	$ (293,120)	$ (118,989)

Note 11

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

Zena Capital Corp. --- SEC File Number 000-50829

Registrant

Dated: June 28, 2007         By /s/ Terry Amisano________________________

                                  Terry Amisano, President/CEO/Director